MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


                 STOCK EXCHANGE CODE: ICA QUARTER:3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
                         RELATIONS OF SHARES INVESTMENTS

                              ANNEX 3 CONSOLIDATED
                                 Final Printing

                                                                                                               TOTAL AMOUNT
                                                                                                           (Thousands of Pesos)
                                                                                                        --------------------------
                                                                               NUMBER OF                ACQUISITION     PRESENT
                COMPANY NAME (1)                         MAIN ACTIVITIES         SHARES      OWNERSHIP      COST        VALUE (3)
---------------------------------------------------   ---------------------  --------------  --------   -----------  -------------
SUBSIDIARIES
 1  CONSTRUCTORAS ICA, S.A. DE C.V ..............     HOLDING .............  56,846,212,303    100.00     5,684,621      4,373,633
 2  ICATECH CORPORATION .........................     HOLDING .............     228,251,090    100.00     1,521,697      1,115,043
 3  CONTROL. DE OPER. DE INFRAESTRUC., S.A. DE C.V.   HOLDING .............   7,021,141,939    100.00       702,114        528,659
 4  CONTROL. DE EMP. DE VIVIENDA, S.A. DE C.V ...     HOLDING .............   5,824,769,600    100.00       582,477        679,256
                                                                                                          ---------      ---------
    TOTAL SUBSIDIARIES INVESTMENT ...................................................................     8,490,909      6,696,591

 ASSOCIATED
---------------------------------------------------
 1  AUTOPISTAS CONCESIONADAS DEL ALTIPLANO ......     CONSTRUCTION ........               1     20.00             0         27,441
 2  CONSORCIO INTERNACIONAL DE MEDIO AMBIENTE ...     CONCESSIONARIE ......      22,528,793     10.00        22,529         57,781
 3  SERVICIOS DE TECNOLOGIA AEROPORTUARIA, SA DE      AIRPORT MANAGMENT ...      66,394,400     14.90        66,395        174,484
 4  AUTOPISTA CONCESIONADA DE VENEZUELA .........     CONSTRUCTION ........      18,082,363    100.00        90,160         48,969
 5  GEOICASA, S.A. DE C.V .......................     HOUSING .............           7,025     50.00         7,025          6,489
 6  CONSORCIO LOS PORTALES ......................     REAL ESTATE .........      16,225,018     20.00        49,864         35,674
 7  CONSORCIO DRAGADOS ICA VIALPA ...............     CONSTRUCTION ........               1     49.00             1         75,475
 8  OTRAS ASOCIADAS (4)
     (No. ASOC.:)                                                                         1      0.00             0        102,146
                                                                                                          ---------      ----------
TOTAL INVESTMENT IN ASSOCIATED                                                                              235,974        528,459

OTHER PERMANENT INVESTMENTS                                                                                               3,113,797
                                                                                                                          ---------
T O T A L                                                                                                                10,338,847
                                                                                                                         ==========




                             MEXICAN STOCK EXCHANGE

                           EMPRESAS ICA, S.A. DE C.V.
                            STOCK EXCHANGE CODE: ICA
                         ANNEX 05 QUARTER: 3 YEAR: 2005
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                Previous Printing
                                  CONSOLIDATED

                                                                         Amortization of Credits in Foreign Currency With National
                                                                                          Entities (Thousands Of  Ps.)
                                                                         -----------------------------------------------------------
                                                     Denominated Pesos                        Time Interval
                                                     ------------------  -----------------------------------------------------------
                               Amortization   Rate    Until   More than  Current  Until 1   Until 2    Until 3     Until 4   Until 5
                                    Date    Interest  1 year   1 year      year     year      year       year        year       year
------------------------------------------------------------------------------------------------------------------------------------
BANKS
EXTERNAL TRADE
UNSECURED DEBT
INBURSA ....................... 01/01/2007     0.00     2,268     1,065          0       0         0           0        0          0
BANAMEX (PESOS) ............... 01/12/2005     0.00     2,016         0          0       0         0           0        0          0
HIPO NAC (PESOS) ...............28/12/2005     5.40       234         0          0       0         0           0        0          0
HIPO NAC (PESOS) ...............28/12/2005     5.40       137         0          0       0         0           0        0          0
HIPO NAC (PESOS) ...............29/06/2005     5.75     2,933         0          0       0         0           0        0          0
HIPO NAC (PESOS) ...............29/06/2005     5.75     1,850         0          0       0         0           0        0          0
HIPO NAC (PESOS) ...............04/06/2006     6.20       157         0          0       0         0           0        0          0
WITH WARRANTY
WestLB AG ......................31/08/2007     3.00         0         0          0       0         0           0        0          0
BBVA Bancomer ..................31/08/2007     3.00         0         0          0       0         0     379,398        0          0
BC Interacciones ...............31/08/2007     3.00         0         0          0       0         0      37,940        0          0
Banco Santander ................31/08/2007     3.00         0         0          0       0         0     569,096        0          0
Caterpillar Credito ............31/08/2007     3.00         0         0          0       0         0     189,699        0          0
DEPFA Bank plc .................31/08/2007     3.00         0         0          0       0         0           0        0          0
ABSA BANK ......................31/08/2007     3.00         0         0          0       0         0           0        0          0
GE Capital .....................31/08/2007     3.00         0         0          0       0         0           0        0          0
HSBC Mexico S.A ................31/08/2007     3.00         0         0          0       0         0     379,398        0          0
KBC Bank, N.V ..................31/08/2007     3.00         0         0          0       0         0           0        0          0
KFW ............................31/08/2007     3.00         0         0          0       0         0           0        0          0
LB Rheinland ...................31/08/2007     3.00         0         0          0       0         0           0        0          0
Natexis Bq .....................31/08/2007     3.00         0         0          0       0         0           0        0          0
NordKap ........................31/08/2007     3.00         0         0          0       0         0           0        0          0
NordLB .........................31/08/2007     3.00         0         0          0       0         0           0        0          0
UFJ ............................31/08/2007     3.00         0         0          0       0         0           0        0          0
WEST L.B .......................29/08/2006     5.17         0         0          0       0         0           0        0          0
METROFINANCIERA ................20/09/2005     5.00     5,602         0          0       0         0           0        0          0
BBVA BANCOMER ..................25/09/2008     3.60         0         0     25,851       0    25,791      25,791        2          0
OTHER FINANCIAL ENTITIES
HIPO NAC (PESOS) ...............29/01/2006     5.40    16,727         0          0       0         0           0        0          0
HIPO NAC (CAP. DETRABAJO) ......12/07/2006     6.00     7,587         0          0       0         0           0        0          0
HIPO NAC (UDIS) ................01/07/2006     9.16    26,034         0          0       0         0           0        0          0
GMAC HIPO (PESOS) ..............31/07/2006     9.32    24,023         0          0       0         0           0        0          0
HIPO NAC (CAP. DETRABAJO) ......22/08/2006     6.00    11,600         0          0       0         0           0        0          0
HIPO NAC.(88VIV) ...............18/12/2005     5.50    18,870         0          0       0         0           0        0          0
HIPO NAC.(88VIV) ...............04/12/2005     5.50    11,673         0          0       0         0           0        0          0
HIPO NAC (CAP. DETRABAJO) ......12/12/2005     6.00     3,555         0          0       0         0           0        0          0
OPER.HIPOMEX.(PESOS) ...........27/12/2005     8.11    16,599         0          0       0         0           0        0          0
HIPO NAC (CAP. DETRABAJO) ......28/09/2005     5.40     3,101         0          0       0         0           0        0          0
METROFINANCIERA (PESOS) ........10/08/2006     4.75     1,318         0          0       0         0           0        0          0
METROFINANCIERA (PESOS) ........13/03/2006     4.95    11,659         0          0       0         0           0        0          0
HIPO SU CASITA (pesos) .........12/06/2006     4.75     2,158         0          0       0         0           0        0          0
HIPO SU CASITA (pesos) .........08/11/2005     4.75     2,330         0          0       0         0           0        0          0
HIPO SU CASITA (pesos) .........16/08/2005     5.00     2,548         0          0       0         0           0        0          0
GMAC HIPO (PESOS) ..............10/09/2005     4.75     2,329         0          0       0         0           0        0          0
LEASING BANITSMO ...............31/05/2006     0.00         0         0          0       0         0           0        0          0
BANCAFE ........................31/10/2005     8.00         0         0          0       0         0           0        0          0
LEASING DE LATINOAMERICA .......31/08/2006     0.00         0         0          0       0         0           0        0          0
OTHER...........................        --       --         0         0          0       0         0           0        0          0
                                                      -------     -----     ------       -    ------   ---------        -          -
 TOTAL BANKS ...................                      177,308     1,065     25,851       0    25,791   1,581,322        2          0

STOCK EXCHANGE
 LISTED IN THE MEXICAN STOCK
 EXCHANGE
--------------------------------
UNSECURED DEBT:
--------------------------------
EXCHANGE TRADED NOTES ..........09/06/2022    13.16    26,905   800,000          0       0         0           0        0          0
BANK OF NEW YORK ( BONDS ) .....31/05/2025     0.06         0         0          0       0         0           0        0          0
 COLOCACIONES PRIVADAS
WITH WARRANTY
CITIBANK (CON GARANTIA) ........27/05/2008     6.50         0         0          0       0         0           0        0          0
                                                            -         -          -       -         -           -        -          -

TOTAL STOCK EXCHANGE ...........                       26,905   800,000          0       0         0           0        0          0
                                                       ======   =======          =       =         =           =        =          =



                             MEXICAN STOCK EXCHANGE
                           EMPRESAS ICA, S.A. DE C.V.
                            STOCK EXCHANGE CODE: ICA
                         ANNEX 05 QUARTER: 3 YEAR: 2005
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                Previous Printing
                                  CONSOLIDATED

                                                                      Amortization of Credits in Foreign Currency With National
                                                                                      Entities (Thousands Of Ps.)
                                                                      -----------------------------------------------------------
                                                   Denominated Pesos                           Time Interval
                                                  ------------------  -----------------------------------------------------------
                                                    Until   More than    Current   Until 1    Until 2  Until 3 Until 4  Until 5
                                                   1 year     1 year        year      year       year     year    year    year
----------------------------------------------------------------------------------------------------------------------------------

SUPPLIERS
-----------------------------------
Equipos ...........................                    0           0      26,136         0          0        0      0       0
Ampo S Coop .......................                    0           0      11,609         0          0        0      0       0
Cuttler Hammer, S.A. de C.V .......                    0           0      20,352         0          0        0      0       0
Nacional de Conductores Elec ......                    0           0      19,464         0          0        0      0       0
Coimsur SA de CV ..................                    0           0      18,198         0          0        0      0       0
Tubos de Acero de Mexico, S .......                    0           0      17,239         0          0        0      0       0
Tylco Valves and Control de .......                    0           0      16,625         0          0        0      0       0
Flowserve .........................                    0           0      14,058         0          0        0      0       0
Grupo Collado, S.A. de C.V ........                    0           0      11,196         0          0        0      0       0
Nacional de Conductores Elec ......               10,388           0           0         0          0        0      0       0
Otros .............................                1,063           0       8,141         0          0        0      0       0
Harbour & Marine Engineering ......                    0           0       9,644         0          0        0      0       0
Dresser de Mexico, S.A. de C ......                    0           0       7,737         0          0        0      0       0
Wesco Distribution de Mexico ......                    0           0       7,664         0          0        0      0       0
Schneider Electric Mexico, S ......                    0           0       7,512         0          0        0      0       0
Plasticos Industriales deTam ......                    0           0       6,743         0          0        0      0       0
Cemex Concretos, S.A. de C.V ......                5,272           0           0         0          0        0      0       0
Voltran, S.A. de C.V ..............                    0           0       4,919         0          0        0      0       0
Prolec ............................                    0           0       3,781         0          0        0      0       0
Alfa Laval, S.A. de C.V ...........                    0           0       3,330         0          0        0      0       0
Smith & Loveless, S.A. de C .......                    0           0       3,281         0          0        0      0       0
Grupo Collado, S.A. de C.V ........                3,037           0           0         0          0        0      0       0
Walworth Valvulas, S.A. de C ......                    0           0       2,744         0          0        0      0       0
ABB de Mexico, S.A. de C.V ........                    0           0       2,679         0          0        0      0       0
Brady .............................                    0           0       2,479         0          0        0      0       0
Corpac Steel ......................                    0           0       2,423         0          0        0      0       0
Valves and Controls Mexico, .......                    0           0       2,345         0          0        0      0       0
Eaton Electrical ..................                    0           0       2,112         0          0        0      0       0
Electrico, S.A. de C.V ............                2,083           0           0         0          0        0      0       0
Alpco, S.A. de C.V ................                    0           0       2,061         0          0        0      0       0
Ondeo Degremont, Co. ..............                    0           0       2,037         0          0        0      0       0
Marca Electrodistribucion .........                2,032           0           0         0          0        0      0       0
Flusistemas, S. de R.L. de C ......                    0           0       1,453         0          0        0      0       0
Lubosa ............................                    0           0       1,940         0          0        0      0       0
Prime Equipment ...................                    0           0       1,912         0          0        0      0       0
Sherwin Williams, S.A. de C .......                    0           0       1,685         0          0        0      0       0
Hilti Mexicana, S.A. de C.V .......                1,663           0           0         0          0        0      0       0
Tornillos y Herramientas de .......                1,564           0           0         0          0        0      0       0
Distribuidora Tamex, S.A. de ......                1,561           0           0         0          0        0      0       0
Electrico, S.A. de C.V ............                    0           0       1,516         0          0        0      0       0
Euroelectrica, S.A. de C.V ........                1,243           0           0         0          0        0      0       0
Emerson Process Management, .......                    0           0       1,240         0          0        0      0       0
Bermad Mexico, S. A. De C.V .......                    0           0       1,207         0          0        0      0       0
Soldaduras, Abrasivos e Inst ......                1,175           0           0         0          0        0      0       0
Medidores Industriales y Med ......                    0           0       1,160         0          0        0      0       0
Dresser Valves Europe GMBH ........                    0           0         819         0          0        0      0       0
Semsa .............................                    0           0       1,123         0          0        0      0       0
Axis Industrial, S.A. de C.V ......                    0           0       1,092         0          0        0      0       0
Tecno Electrica del Golfo, S ......                1,083           0           0         0          0        0      0       0
ABB Mexico ........................                    0           0       1,082         0          0        0      0       0
ITT A-C Pump ......................                    0           0         927         0          0        0      0       0
Productos Especiales de Alta ......                    0           0         862         0          0        0      0       0
Solis Sanchez Jose Luis ...........                  776           0           0         0          0        0      0       0
Grupo Ctaisa Tornilleria, S .......                  773           0           0         0          0        0      0       0
Ferreteria Ticos, S.A. de C .......                  768           0           0         0          0        0      0       0
Konecranes Mexico, S.A. de C ......                    0           0         765         0          0        0      0       0
Ameco Services, S. R.L. de C ......                    0           0         741         0          0        0      0       0
Wholesale Electric Supply, C ......                    0           0           0         0          0        0      0       0
VFP International Sales Corp ......                    0           0           0         0          0        0      0       0
ABB, Inc. .........................                    0           0           0         0          0        0      0       0
Anixter de Mexico, S.A. de C ......                    0           0         102         0          0        0      0       0
Aga Gas, S.A. de C.V ..............                  666           0           0         0          0        0      0       0
Valvulas de Seguridad, S.A ........                    0           0         645         0          0        0      0       0
Adams Valves, Inc. ................                    0           0         631         0          0        0      0       0
Bray Valvulas de Mexico, S.A ......                    0           0         629         0          0        0      0       0
Electronica Industrial Moncl ......                    0           0         601         0          0        0      0       0
Geofabrics Limited ................                    0           0         600         0          0        0      0       0
Degusa Construccion Chemical ......                  585           0           0         0          0        0      0       0
Perfiles de Fierro y Lamina .......                  583           0           0         0          0        0      0       0
Tecno Electrica del Golfo, S ......                    0           0         569         0          0        0      0       0
Gamma Equipos, S.A. de C.V ........                    0           0         558         0          0        0      0       0
Worthington de Mexico, S.A ........                    0           0         552         0          0        0      0       0
Rovasa, S.A. de C.V ...............                  527           0           0         0          0        0      0       0
Servicio Comerciales Maldona ......                  525           0           0         0          0        0      0       0
Cia. Mercantil Ferretera, S .......                  525           0           0         0          0        0      0       0
Mettler Toledo SA de CV ...........                    0           0         523         0          0        0      0       0
Sika Mexicana SA CV ...............                  507           0           0         0          0        0      0       0
Representaciones Comerciales ......                  457           0           0         0          0        0      0       0
Envases de Acero, S.A. de C .......                    0           0         453         0          0        0      0       0
C-K Composites Inc ................                    0           0         351         0          0        0      0       0
Elementos Electricos, S.A. d ......                    0           0         442         0          0        0      0       0
Rogers Machinery, Inc. ............                    0           0           0         0          0        0      0       0
Pently/Mueller Strainers ..........                    0           0           0         0          0        0      0       0
Wesco Distribucion Mex ............                  412           0           0         0          0        0      0       0
Valvulas de Calidad Monterre ......                    0           0         412         0          0        0      0       0
CMB Control .......................                    0           0         401         0          0        0      0       0
Industrial Auge, S.A. de C.V ......                    0           0         376         0          0        0      0       0
Unitherm de Mexico, S.A. de .......                    0           0         356         0          0        0      0       0
Perfiles y Herrajes de Monte ......                  350           0           0         0          0        0      0       0
Gruas Mexico, S.A. de C.V .........                    0           0         336         0          0        0      0       0
Fabricacion de Piezas Especi ......                   41           0         281         0          0        0      0       0
Aceros, Laminas y Perfiles R ......                  313           0           0         0          0        0      0       0
Desarrollo de Procesos Indus ......                    0           0         313         0          0        0      0       0
Ferreteria y Tlapaleria Cain ......                  293           0           0         0          0        0      0       0
Productos Electricos y Feire ......                  280           0           0         0          0        0      0       0
Aislantes Minerales, S.A. de ......                  279           0           0         0          0        0      0       0
Orton SRL .........................                    0           0         266         0          0        0      0       0
Nfi Limited .......................                    0           0           0         0          0        0      0       0
Graher Constructora Industri ......                  249           0           0         0          0        0      0       0
Global Diesel .....................                  243           0           0         0          0        0      0       0
Industrial Mexicana, S.A. de ......                    0           0         232         0          0        0      0       0
Hernandez Marutano Sonia ..........                  229           0           0         0          0        0      0       0
Siemens ...........................                    0           0         218         0          0        0      0       0
Plac Laminas y Perfiles ...........                  216           0           0         0          0        0      0       0
Degremont, SA de CV ...............                    0           0         213         0          0        0      0       0
IMSA, S.A. de C.V .................                    0           0         201         0          0        0      0       0
Areva T&D 1X1 .....................                    0           0         196         0          0        0      0       0
Honeywell, S.A. de C.V ............                    0           0         181         0          0        0      0       0
Fonkel Mexicana, S.A. de C.V ......                    0           0         176         0          0        0      0       0
Sulzer Pumps Mexico ...............                  175           0           0         0          0        0      0       0
Ing. Tableros e Instalacion .......                  174           0           0         0          0        0      0       0
Tecno Gas, S.A. de C.V ............                    0           0         171         0          0        0      0       0
Distribuidora Industrial ..........                  168           0           0         0          0        0      0       0
Impulsora Industrial Monterr ......                  166           0           0         0          0        0      0       0
Ferreteria y Similares de Co ......                  158           0           0         0          0        0      0       0
Materiales y Servicios Monte ......                  157           0           0         0          0        0      0       0
Grupo Industrial Hegues, S.A ......                    0           0         157         0          0        0      0       0
Ameco Services, S. de R.L. d ......                  155           0           0         0          0        0      0       0
Plomeria Electrica de Reynos ......                  149           0           0         0          0        0      0       0
Comercializadora Electrica d ......                  148           0           0         0          0        0      0       0
Meza Garcia Juan ..................                  146           0           0         0          0        0      0       0
Garlock Mexico SA de CV ...........                  146           0           0         0          0        0      0       0
Ferranti ..........................                    0           0         145         0          0        0      0       0
Maderera y Ferretera Blanqui ......                  138           0           0         0          0        0      0       0
Sindicato de Camioneros para ......                  136           0           0         0          0        0      0       0
Associated Pile & Fitting Co ......                    0           0           0         0          0        0      0       0
Mitsubishi LTD ....................                    0           0         129         0          0        0      0       0
Potencia Fluida S.A. de C.V .......                  129           0           0         0          0        0      0       0
MBT Mexico, S.A. de C.V ...........                  128           0           0         0          0        0      0       0
Aplicaciones de Control Indu ......                    0           0         125         0          0        0      0       0
Materiales, Aceros Tucan ..........                  125           0           0         0          0        0      0       0
Industrias Auge, S.A. de C.V ......                  121           0           0         0          0        0      0       0
Endress + Hausser Mexico, S .......                    0           0         121         0          0        0      0       0
Productos Metalicos Steele ........                  115           0           0         0          0        0      0       0
Badotherm .........................                    0           0         112         0          0        0      0       0
Aislantes Minerales, S.A. de ......                    0           0         112         0          0        0      0       0
Ruelas Ruiz Jose Antonio ..........                  111           0           0         0          0        0      0       0
Madereria Consolidada, S.A ........                  111           0           0         0          0        0      0       0
Leon Weill, S.A. de C.V ...........                  110           0           0         0          0        0      0       0
GE Caipital Bank ..................                    0           0         107         0          0        0      0       0
Fuentes Aguilar Rodrigo ...........                  105           0           0         0          0        0      0       0
Cuevas Torres Raul ................                   99           0           0         0          0        0      0       0
Surtidora de Maeras y Tripla ......                   91           0           0         0          0        0      0       0
Tele Color del Golfo ..............                   91           0           0         0          0        0      0       0
Rodriguez Guzman Rodolfo ..........                   90           0           0         0          0        0      0       0
Necotec Manufacturera .............                    0           0          89         0          0        0      0       0
Muebles de Coatzacoalcos ..........                   88           0           0         0          0        0      0       0
Group Schneider, S.A. de C.V ......                    0           0          84         0          0        0      0       0
Clevis SA de CV ...................                   84           0           0         0          0        0      0       0
Ferremateriales Gamma, S.A ........                   83           0           0         0          0        0      0       0
Rogriguez Pena Jose Carlos ........                   80           0           0         0          0        0      0       0
Casa Rosas de Mina ................                   80           0           0         0          0        0      0       0
Servicios de Constn Industr .......                   80           0           0         0          0        0      0       0
Importadora de filtros ............                   77           0           0         0          0        0      0       0
Proveedora Nacional ...............                   77           0           0         0          0        0      0       0
Casa Mayer y Asociados ............                    0           0          72         0          0        0      0       0
Castillo Perez Maria Angelic ......                   71           0           0         0          0        0      0       0
Super Servicio Poza Rica, S .......                   67           0           0         0          0        0      0       0
ABB MEXICO S.A DE  C.V ............                    0           0       9,666         0          0        0      0       0
ACEROS GENERALES ..................                    0           0         333         0          0        0      0       0
AGA GAS, S.A. DE C.V ..............                  498           0           0         0          0        0      0       0
AREVALO RAMOS ERIKA GABRIELA ......                   23           0           0         0          0        0      0       0
BOHLER THYSSEN SOLDADURAS, S ......                  206           0           0         0          0        0      0       0
COMERCIALIZADORA INDUSTRIAL .......                3,258           0           0         0          0        0      0       0
CMINOX, S.A. DE C.V ...............                    0           0         120         0          0        0      0       0
ELECTRICO, S.A. DE C.V ............                   18           0           0         0          0        0      0       0
ELECTROMECANICA PROTMEX ...........                  685           0           0         0          0        0      0       0
DRESSER DE MEXICO SA DE CV ........                    0           0         729         0          0        0      0       0
EITON ELECTRICAL MEXICANA .........                    0           0          97         0          0        0      0       0
ELASTOMEROS PLASTICOS INDUST ......                   65           0           0         0          0        0      0       0
FILTRACION Y CONTROL INDUSTR ......                    0           0          24         0          0        0      0       0
FLUSISTEMAS, S.A. DE C.V ..........                    0           0          30         0          0        0      0       0
GRUPO CTAISA TORNILLERIA, S .......                   24           0           0         0          0        0      0       0
GRUPO NORGAM DE MEXICO ............                    0           0         139         0          0        0      0       0
INDUSTRIAS FILVAC .................                1,456           0         641         0          0        0      0       0
INTEGRAPH DE MEXICO ...............                    0           0         361         0          0        0      0       0
INDUSTRIAS IEM, S.A. DE C.V .......                    0           0          23         0          0        0      0       0
MARTENEZ ORTEZ MARTEN ADOLFO ......                  106           0           0         0          0        0      0       0
PERFILES DE FIERRO Y LAMINA .......                  151           0           0         0          0        0      0       0
TECNOELECTRICA DEL GOLFO ..........                1,347           0         129         0          0        0      0       0
SICISA DE CV ......................                    0           0         218         0          0        0      0       0
SERVICIO YUGAR, S.A. DE C.V .......                   26           0           0         0          0        0      0       0
STEEL COMERCIALIZADORA, S.A .......                  191           0           0         0          0        0      0       0
TUBOS DE ACERO DE MEXICO, S .......                    0           0         958         0          0        0      0       0
VELVULAS DE CALIDAD DE MONTE ......                    0           0          17         0          0        0      0       0
WALWORTH VELVULAS, S.A. DE C ......                    0           0         757         0          0        0      0       0
ACCESORIOS Y REFACCIONES IND ......                  146           0           0         0          0        0      0       0
AGA GAS SA DE CV AGA 931026 .......                4,182           0           0         0          0        0      0       0
AIRE COMPRIMIDO PARA LA MINE ......                   21           0           0         0          0        0      0       0
AISPELL PRODUCTOS MINEROS SA ......                  169           0           0         0          0        0      0       0
ALICA AUTOMOTRIZ SA DE CV AA ......                   27           0           0         0          0        0      0       0
ALRUDEN SA DE CV ALR971009RV ......                   15           0           0         0          0        0      0       0
ANDAMIOS ATLAS SA DE CV AAT6 ......                  124           0           0         0          0        0      0       0
ARIMSA CONSTRUCTORES SA DE C ......                3,387           0           0         0          0        0      0       0
ASESORIA BARRENACION Y VOLAD ......                  193           0           0         0          0        0      0       0
ASESORIA DESARROLLO Y COMPUT ......                    5           0           0         0          0        0      0       0
BINARIUM TECNOLOGIAS SA DE C ......                    3           0           0         0          0        0      0       0
BODEGA DE RECUBRIMIENTOS PIS ......                   46           0           0         0          0        0      0       0
BOHLER THYSSEN SOLDADURAS SA ......                   44           0           0         0          0        0      0       0
BRAVO CRUZ OMAR RICARDO BAC7 ......                  138           0           0         0          0        0      0       0
CASA SOMER SA  CSO680801P93 .......                  119           0           0         0          0        0      0       0
CASTANEDA RUBIO AMADO RUCA54 ......                  188           0           0         0          0        0      0       0
CEMEX MEXICO SA CV  CME82010 ......               11,759           0           0         0          0        0      0       0
CENTRAL DE INSTALACIONES SA .......                1,293           0           0         0          0        0      0       0
CENTRO ALMACENES SAN LUIS SA ......                   49           0           0         0          0        0      0       0
CENTRO INDUSTRIAL SA DE CV C ......                  634           0           0         0          0        0      0       0
CENTRO LLANTERO DEL NAYAR SA ......                  519           0           0         0          0        0      0       0
CIA SINALOENSE DE LUBRICANTE ......                  236           0           0         0          0        0      0       0
CLORYQUIMICOS GARPO SA DE CV ......                   25           0           0         0          0        0      0       0
CODEPSA SA DE CV  COD940519L ......                  178           0           0         0          0        0      0       0
COMERCIAL CIP SA DE CV CCI96 ......                  156           0           0         0          0        0      0       0
COMERCIAL DE LONAS SA DE CV .......                  369           0           0         0          0        0      0       0
COMERCIALIZADORA DE TECNOLOG ......                   77           0           0         0          0        0      0       0
CONSORCIO VETERINARIO DE OCC ......                    4           0           0         0          0        0      0       0
CONSTRUMAQ SA DE CV  CON7607 ......                  109           0           0         0          0        0      0       0
CONTRAPESOS Y PARCHES SA CV .......                    5           0           0         0          0        0      0       0
CORRUGADOS Y TREFILADOS SA D ......                2,643           0           0         0          0        0      0       0
CRIBAS Y PRODUCTOS METALICOS ......                  488           0           0         0          0        0      0       0
CRUZ DURAN MARIA DEL REFUGIO ......                  286           0           0         0          0        0      0       0
CUCHILLAS Y REFACCIONES SA C ......                  277           0           0         0          0        0      0       0
DELAMAC DE MEXICO SA CV DME .......                  225           0           0         0          0        0      0       0
DIESEL Y PARTES DE TEPIC SA .......                   12           0           0         0          0        0      0       0
DISTRIBUIDORA DE MUEBLES ROM ......                    5           0           0         0          0        0      0       0
DISTRIBUIDORA ELECTRICA DEL .......                   11           0           0         0          0        0      0       0
DISTRIBUIDORA INDUSTRIAL DE .......                  703           0           0         0          0        0      0       0
D'MECANO ELECTRICA SA DE CV .......                  148           0           0         0          0        0      0       0
DUERO INGENIERIA SA CV DIN 9 ......                  300           0           0         0          0        0      0       0
EATON ELECTRICAL MEXICANA SA ......                   94           0           0         0          0        0      0       0
EL DELFIN DEL PACIFICO SOCIE ......                    5           0           0         0          0        0      0       0
EL MIL MANGUERAS SA DE CV  M ......                  479           0           0         0          0        0      0       0
ELECTRICA E INGENIERIA VIDR .......                   91           0           0         0          0        0      0       0
ELECTROFORJADOS NACIONALES S ......                   14           0           0         0          0        0      0       0
EQUIPOS Y CONSUMIBLES DE OCC ......                    7           0           0         0          0        0      0       0
ESPINOZA CORONA CARMEN JULIA ......                  339           0           0         0          0        0      0       0
EUTECTIC MEXICO SA DE CV EME ......                  368           0           0         0          0        0      0       0
EXCELENCIA EN UNIFORMES DE ........                    1           0           0         0          0        0      0       0
EXXON MOBIL  MEXICO SA DE CV ......                1,074           0           0         0          0        0      0       0
FABRICA DE CALZADO ABC SA DE ......                  270           0           0         0          0        0      0       0
FERRECABSA SA DE CV  FER8506 ......                4,665           0           0         0          0        0      0       0
FERRETERIA ARENAS SA DE CV 8 ......                  926           0           0         0          0        0      0       0
FERRETERIA LA FRAGUA SA DE C ......                1,353           0           0         0          0        0      0       0
FILTROS Y REFACCIONES PINEDA ......                   85           0           0         0          0        0      0       0
FORMAS CONTINUAS ADMINNISTRA ......                   18           0           0         0          0        0      0       0
FREYSSINET DE MEXICO SA CV F ......                   11           0           0         0          0        0      0       0
GALVAN HUERTA GABRIEL  GAHG6 ......                  221           0           0         0          0        0      0       0
GARCIA BECERRA ANTONIO GABA5 ......                   61           0           0         0          0        0      0       0
GARCIA HERNANDEZ ARACELI  GA ......                    9           0           0         0          0        0      0       0
GONZALEZ DE HARO FRANCISCO G ......                  505           0           0         0          0        0      0       0
GONZALEZ REYES ROSALBA  GORR ......                   24           0           0         0          0        0      0       0
GRAFICAS E IMPRESIONES DE AL ......                  304           0           0         0          0        0      0       0
GRUFARNAY SA DE CV GRU000823 ......                    6           0           0         0          0        0      0       0
GRUPO COLLADO SA DE CV ............               22,334           0           0         0          0        0      0       0
GRUPO COMERCIALIZADOR DE TE .......                  792           0           0         0          0        0      0       0
GRUPO FARMACEUTICO CMQ CA DE ......                   12           0           0         0          0        0      0       0
GRUPO FERRETERO MILENIO SA D ......                   56           0           0         0          0        0      0       0
GRUPO FERRETERO ORTIZ SA DE .......                   84           0           0         0          0        0      0       0
GRUPO INDUSTRIAL GSX SA DE C ......                  640           0           0         0          0        0      0       0
GRUPO JANHA SA DE CV GJA9904 ......                   45           0           0         0          0        0      0       0
GRUPO REQUIEZ SA DE CV GRE85 ......                    1           0           0         0          0        0      0       0
HALABE OCHOA CARLOS OMAR HAO ......                   31           0           0         0          0        0      0       0
HERRERA CASTANEDA HILDELISA .......                  167           0           0         0          0        0      0       0
HILTI MEXICANA SA CV HME 790 ......                1,908           0           0         0          0        0      0       0
INDAGA SA DE CV  IND030730E3 ......                  141           0           0         0          0        0      0       0
INDUSTRIA MADERERA LOS FRESN ......                  140           0           0         0          0        0      0       0
INFRA S.A. C.V ....................                    3           0           0         0          0        0      0       0
KS TUBERIA SA DE CV KST89022 ......                1,396           0           0         0          0        0      0       0
LA NACIONAL CIA CONSTRUCTORA ......                   20           0           0         0          0        0      0       0
LATIN SOLUTIONS DISTRIBUTION ......                   59           0           0         0          0        0      0       0
LAVISA S.A. DE C.V.LAV 75110 ......                  207           0           0         0          0        0      0       0
LEON WEILL,S.A. LWE 430923 N ......                  414           0           0         0          0        0      0       0
LUBRICANTES ESPECIALIZADOS D ......                   11           0           0         0          0        0      0       0
LUBRICANTES NACIONALES E IMP ......                   95           0           0         0          0        0      0       0
MADERAS E IMPORTACIONES VENE ......                  663           0           0         0          0        0      0       0
MADERERA PHATROS SA DE CV MP ......                  189           0           0         0          0        0      0       0
MALLA INDUSTRIAL SA CV MIN 6 ......                  236           0           0         0          0        0      0       0
MANGUERAS Y CONEXIONES VAZQU ......                  608           0           0         0          0        0      0       0
MAQUICARTON SA DE CV MCA0302 ......                    1           0           0         0          0        0      0       0
MARINES VILLARREAL JUAN FRAN ......                  203           0           0         0          0        0      0       0
MARTINEZ ANCHONDO JULIO CESA ......                   34           0           0         0          0        0      0       0
MBT MEXICO SA DE CV MME93010 ......                   37           0           0         0          0        0      0       0
MERCADOTECNIA DE PRODUCTOS ........                  381           0           0         0          0        0      0       0
MEXICANA DE PRESFUERZO SA CV ......                  124           0           0         0          0        0      0       0
MOTOBMABAS Y REFACCIONES C ........                   60           0           0         0          0        0      0       0
MULTIACABADOS DE NAYARIT SA .......                    7           0           0         0          0        0      0       0
NACIONAL DE CONDUCTORES ELEC ......                  394           0           0         0          0        0      0       0
NTN DE MEXICO SA DE CV NME76 ......                  185           0           0         0          0        0      0       0
NUEVA TECNOLOGIA INTEGRAL S .......                   85           0           0         0          0        0      0       0
NUEVO DEPOSITO FERRETERO S.A ......                  436           0           0         0          0        0      0       0
OFFICE DEPOT DE MEXICO SA CV ......                    2           0           0         0          0        0      0       0
OFFISOLUCIONES DE TEPIC SA D ......                  310           0           0         0          0        0      0       0
ORTEGA CALDERON CAMILO OECC2 ......                   18           0           0         0          0        0      0       0
ORTEGA CERVANTES JOSE ANTONI ......                  508           0           0         0          0        0      0       0
PAPEL ORO SA DE CV POR021114 ......                   91           0           0         0          0        0      0       0
PAPELERIA DORANTES SA DE CV .......                   92           0           0         0          0        0      0       0
PARTIDA CASTELLANOS FEDERICO ......                    2           0           0         0          0        0      0       0
PEREZ GOMEZ GUADALUPE  PEGG5 ......                  254           0           0         0          0        0      0       0
PINTURAS DEL NAYAR SA  PNA92 ......                    5           0           0         0          0        0      0       0
PINTURERIAS COLOR INN SA DE .......                   45           0           0         0          0        0      0       0
PLESA ANAHUAC Y CIAS SA DE C ......                4,109           0           0         0          0        0      0       0
POLIPASTOS DE OCCIDENTE SA D ......                   99           0           0         0          0        0      0       0
PROVEEDORA DE SUPLEMENTOS Y .......                  137           0           0         0          0        0      0       0
PROVEEDORA INDUSTRIAL TAURO, ......                   52           0           0         0          0        0      0       0
PROYECTOS PRODUCTOS Y SERVIC ......                  179           0           0         0          0        0      0       0
PURTEK SA DE CV  PUR0501174G ......                    3           0           0         0          0        0      0       0
RADIAL LLANTAS SA DE CV RLA8 ......                  314           0           0         0          0        0      0       0
REPRESENTACIONES MAY SA DE C ......                    1           0           0         0          0        0      0       0
RICARDO L. GARATE Y CIA.SA D ......                  125           0           0         0          0        0      0       0
ROSAS VALENCIA JUAN MANUEL R ......                    3           0           0         0          0        0      0       0
SALINAS GARCIA SA DE CV SGA8 ......                  161           0           0         0          0        0      0       0
SANCHEZ SANCHEZ GONZALO SASG ......                   86           0           0         0          0        0      0       0
SEGURIDAD HIGIENE EQUIPO CON ......                  109           0           0         0          0        0      0       0
SERVICABLES S.A. C.V.SER-870 ......                  454           0           0         0          0        0      0       0
SERVICIO UNICO DE FRENOS CUE ......                    1           0           0         0          0        0      0       0
SERVIDELTA SA DE CV SER75111 ......                1,399           0           0         0          0        0      0       0
SIKA MEXICANA, S.A. DE C.V.S ......                  290           0           0         0          0        0      0       0
SOTO AVILA MARLEN SOAM771227 ......                    3           0           0         0          0        0      0       0
SURTIDORA NACIONAL DE RODAMI ......                  723           0           0         0          0        0      0       0
TECNIBANDAS INDUSTRIALES SA .......                   93           0           0         0          0        0      0       0
TERRACERIAS PAVIMENTOS Y CAM ......                   61           0           0         0          0        0      0       0
TORNILLOS Y HERRAMIENTAS DE .......                    4           0           0         0          0        0      0       0
TORNITEP SA DE CV  TOR040114 ......                   13           0           0         0          0        0      0       0
TRANSPORTE Y MADERAS EL PROV ......                1,303           0           0         0          0        0      0       0
TRASA DE TEPIC SA DE CV  TTE ......                    1           0           0         0          0        0      0       0
URBANIZADORA VAZQUEZ GUERRA .......                    3           0           0         0          0        0      0       0
VALVULAS DE CALIDAD DE MONTE ......                  299           0           0         0          0        0      0       0
VAZQUEZ PELAEZ JOSE LUIS CAR ......                  138           0           0         0          0        0      0       0
VERSAFLEX SA DE CV VER970528 ......                  336           0           0         0          0        0      0       0
VILLAREAL MORAN AIDEE  VIMA7 ......                  680           0           0         0          0        0      0       0
WESCO DISTRIBUTION DE MEXICO ......                4,503           0           0         0          0        0      0       0
ZUNIGA JACOBO PATRICIA ELIZA ......                  158           0           0         0          0        0      0       0
AISPELL PRODUCTOS MINEROS SA ......                    0           0       3,501         0          0        0      0       0
ALRUDEN SA DE CV ALR971009RV ......                    0           0          21         0          0        0      0       0
AMECO SERVICES, S DE RL DE C ......                    0           0      10,426         0          0        0      0       0
ASA ORGANIZACION INDUSTRIAL .......                    0           0       6,205         0          0        0      0       0
ATLAS COPCO MEXICANA, SA CV .......                    0           0         647         0          0        0      0       0
BELTSERVICE DE MEXICO SA DE .......                    0           0          61         0          0        0      0       0
CEMEX CONCRETOS SA DE CV  CC ......                    0           0          50         0          0        0      0       0
CEMEX MEXICO SA CV  CME82010 ......                    0           0       3,657         0          0        0      0       0
COMERCIAL CIP SA CV (CCI9602 ......                    0           0       1,054         0          0        0      0       0
CONSTRUMAQ SA DE CV  CON7607 ......                    0           0           6         0          0        0      0       0
CORE DRIL INTERNACIONAL, S.A ......                    0           0         964         0          0        0      0       0
CRIBAS Y PRODUCTOS METALICOS ......                    0           0         102         0          0        0      0       0
DEUTZ REFACCIONES SA CV DRE .......                    0           0         168         0          0        0      0       0
DUERO INGENIERIA SA CV DIN 9 ......                    0           0         399         0          0        0      0       0
EXPLOSIVOS Y SERV. PARA LA C ......                    0           0         165         0          0        0      0       0
GRUPO REQUIEZ SA DE CV  GRE8 ......                    0           0         345         0          0        0      0       0
IMOCOM DE MEXICO SA DE CV IM ......                    0           0         152         0          0        0      0       0
LATIN SOLUTIONS DISTRIBUTION ......                    0           0         697         0          0        0      0       0
MADERERA PHATROS SA DE CV MP ......                    0           0          78         0          0        0      0       0
MAQUINARIA ALFO SA.DE CV.MAL ......                    0           0         202         0          0        0      0       0
MAXXUM DE MEXICO SA DE CV MM ......                    0           0           1         0          0        0      0       0
MAYA FRANCO LUIS  MAFL410120 ......                    0           0          73         0          0        0      0       0
MC INTERNATIONAL SUPPLY SA D ......                    0           0         144         0          0        0      0       0
MULTILLANTAS GRIMALDI SA DE .......                    0           0       7,842         0          0        0      0       0
PROVEEDORA DE SUPLEMENTOS Y .......                    0           0         202         0          0        0      0       0
SANDVIK MINNING AND CONSTRUC ......                    0           0       3,898         0          0        0      0       0
SURTIDORA NACIONAL DE RODAMI ......                    0           0          16         0          0        0      0       0
TAMROCK DE MEXICO, SA CV TME ......                    0           0          66         0          0        0      0       0
TRACSA, S.A. DE C.V.TRA 8004 ......                    0           0      12,161         0          0        0      0       0
WESCO DISTRIBUTION DE MEXICO ......                    0           0       1,061         0          0        0      0       0
ACOSTA PENA SALVADOR ..............                  120           0           0         0          0        0      0       0
ALAN DE AGUASCALIENTES,  S.A ......                   52           0           0         0          0        0      0       0
ALVAREZ BERNAL JUAN RAMON .........                  108           0           0         0          0        0      0       0
AMECO SERVICES  S. DE R.L. D ......                  323           0           0         0          0        0      0       0
ARCO DEL PACIFICO SA DE CV ........                   57           0           0         0          0        0      0       0
BARI VIGAS SA DE CV ...............                  140           0           0         0          0        0      0       0
BELMONTE RAMIREZ DANIELA TER ......                  161           0           0         0          0        0      0       0
BERTRAND VALADEZ VICTOR MAUR ......                  151           0           0         0          0        0      0       0
BRAVO RIOS JOSE ANTONIO ...........                   63           0           0         0          0        0      0       0
BRIONES FLORES ANTONIO ............                   76           0           0         0          0        0      0       0
CANCELES Y PROYECTOS L Y M, .......                   68           0           0         0          0        0      0       0
CASTRO LEZAMA RICARDO .............                  199           0           0         0          0        0      0       0
CEMEX CONCRETOS SA DE CV ..........                8,108           0           0         0          0        0      0       0
CEMEX MEXICO S A DE C V ...........                4,489           0           0         0          0        0      0       0
CIA FERREMAS SA DE CV .............                   77           0           0         0          0        0      0       0
CIA MADERERA DE CHIHUAHUA S .......                   57           0           0         0          0        0      0       0
CIMBRAMEX, S.A. DE C.V ............                   69           0           0         0          0        0      0       0
CONCEPTOS AVANZADOS PARA LA .......                  164           0           0         0          0        0      0       0
CONSTRUCCIONES FASAR, S.A. D ......                  637           0           0         0          0        0      0       0
CONSTRUCCIONES Y PROYECTOS R ......                   58           0           0         0          0        0      0       0
CONSTRUCTORA SAGHUN SA DE CV ......                   78           0           0         0          0        0      0       0
CONSTRUSISTEM, S.A. DE C.V ........                   76           0           0         0          0        0      0       0
CORPORATIVO VITRAVISION SA D ......                   63           0           0         0          0        0      0       0
DVC SA CV .........................                  245           0           0         0          0        0      0       0
EL NIPLITO DEL SURESTE, S.A .......                  123           0           0         0          0        0      0       0
GCC COMERCIAL SA DE CV ............                   99           0           0         0          0        0      0       0
GRUPO HERVES, S.A. DE C.V .........                   98           0           0         0          0        0      0       0
HURTADO Y SALDANA, S.A. DE C ......                  106           0           0         0          0        0      0       0
IMPERMEABILIZANTES Y DERIVAD ......                   80           0           0         0          0        0      0       0
INELECSA SA DE CV .................                   92           0           0         0          0        0      0       0
JIMENEZ ENRIQUEZ NORMA LUISA ......                   51           0           0         0          0        0      0       0
JIMENEZ VERA MARIA DOLORES ........                  105           0           0         0          0        0      0       0
JIMENEZ VILLAGRAN RAFAEL ..........                   60           0           0         0          0        0      0       0
JOS CONSTRUCTORA Y ARRENDAD .......                   91           0           0         0          0        0      0       0
JUAREZ TREJO SOCORRO PATRICI ......                  208           0           0         0          0        0      0       0
LOPEZ TRINIDAD MAXIMILIANO ........                   55           0           0         0          0        0      0       0
MADERERIA Y FERRETERIA EL EN ......                   62           0           0         0          0        0      0       0
MAPE G.G.S.DE R.L .................                  384           0           0         0          0        0      0       0
MAQUINARIA GAR SA DE CV ...........                   64           0           0         0          0        0      0       0
MEDORIO SANTOS ELIAS ..............                  388           0           0         0          0        0      0       0
MENDIETA VENEGAS ARMANDO ..........                  118           0           0         0          0        0      0       0
BURGOS SOTELO JUAN MANUEL .........                  142           0           0         0          0        0      0       0
PERFORACIONES Y SERVICIOS DE ......                   76           0           0         0          0        0      0       0
PISOS Y AZULEJOS DE LA FRONT ......                   60           0           0         0          0        0      0       0
PROYECTOS Y CONCRETOS SA DE .......                  108           0           0         0          0        0      0       0
PYASUR SA CV ......................                   67           0           0         0          0        0      0       0
RAMIREZ GODINEZ NORMA ALICIA ......                   76           0           0         0          0        0      0       0
RAMIREZ ROQUENI LUIS EDUARDO ......                   55           0           0         0          0        0      0       0
RETRO RENT, S.A. DE C.V ...........                   72           0           0         0          0        0      0       0
RUBEN ALCOCER PALMA SA DE CV ......                  174           0           0         0          0        0      0       0
SANITARIOS AZULEJOS Y RECUBR ......                  273           0           0         0          0        0      0       0
SIMETRIA SERVICIOS DE CONSTR ......                   54           0           0         0          0        0      0       0
Total SINDICATO INDUSTRIAL 5 ......                   95           0           0         0          0        0      0       0
Total SINDICATO NAL DE TRAB .......                   90           0           0         0          0        0      0       0
TEH COHUO FRANCISCO ...............                   96           0           0         0          0        0      0       0
TOTONO CONSTRUYE SA DE CV .........                   69           0           0         0          0        0      0       0
TRUJILLO PENAFLOR MIRIAM LIL ......                  108           0           0         0          0        0      0       0
Total UNION DE PERMIS DEL TR ......                   67           0           0         0          0        0      0       0
VALSA PANEL, S.A. DE C.V ..........                  143           0           0         0          0        0      0       0
VALLEJO MARTINEZ DAVID ............                  107           0           0         0          0        0      0       0
VENMEXLUM SA DE CV ................                  222           0           0         0          0        0      0       0
VENTANAS DE ALUMINIO, S.A. D ......                  166           0           0         0          0        0      0       0
VENTANAS MODULARES DE ALUMIN ......                   88           0           0         0          0        0      0       0
COMERCIALIZADORA RUBAL SA DE ......                  239           0           0         0          0        0      0       0
ABASTECEDORA ACEROS SAN LUIS ......                  412           0           0         0          0        0      0       0
ACEROS CAMESA SA CV ...............                   54           0           0         0          0        0      0       0
AGA GAS, S.A. DE C.V ..............                  273           0           0         0          0        0      0       0
AGUATOTAL, S.A. DE C.V ............                  725           0           0         0          0        0      0       0
ALFA SEGURIDAD INDUSTRIAL SA ......                   55           0           0         0          0        0      0       0
AMECO SERVICES S. DE R.L. DE ......                   33           0           0         0          0        0      0       0
ANGEL HERNANDEZ URBINA ............                   43           0          17         0          0        0      0       0
BARMEX SA DE CV ...................                   83           0           0         0          0        0      0       0
BARRIOS GRANILLO SILVERIA .........                  232           0           0         0          0        0      0       0
BAUTECH S.A DE C.V ................                   25           0           0         0          0        0      0       0
BOART LONGYEAR S.A. DE C.V ........                   32           0           0         0          0        0      0       0
CAMPOS HERNANDEZ MARICELA MA ......                   64           0           0         0          0        0      0       0
CANALES MENDOZA JOSE LUIS .........                   32           0           0         0          0        0      0       0
CASTILLEJOS AGUILAR MARIA DE ......                   24           0           0         0          0        0      0       0
CEMEX CONCRETOS SA DE CV ..........                7,976           0           0         0          0        0      0       0
CEMEX MEXICO, S. A. DE C. V .......                2,272           0           0         0          0        0      0       0
CIA.FUNDIDORA BRIGAM SA CV ........                  368           0           0         0          0        0      0       0
COMBUSTIBLES METRPOLITANOS, .......                   50           0           0         0          0        0      0       0
COMERCIAL ELECTRICA S.A ...........                   68           0           0         0          0        0      0       0
COMERCIAL TRIPLAYERA NONOALC ......                  144           0           0         0          0        0      0       0
COMERCIALIZADORA MARTINEZ CA ......                  165           0           0         0          0        0      0       0
CONCRETOS ASFALTICOS PIRAMID ......                  688           0           0         0          0        0      0       0
CONCRETOS DE ALTA TECNOLOGIA ......                2,226           0           0         0          0        0      0       0
CONCRETOS DEL CENTRO SA ...........                  134           0           0         0          0        0      0       0
CONSTRUCTORA METALICA MEXICA ......                  397           0           0         0          0        0      0       0
CRUZ LUNA FRANCISCO ...............                   52           0           0         0          0        0      0       0
CUATRO SENALES S.A. DE C.V ........                   22           0           0         0          0        0      0       0
DIAZ DIAZ JORGE ALBERTO ...........                   23           0           0         0          0        0      0       0
DISTRIBUIDORA DE ACERO COMER ......                  459           0           0         0          0        0      0       0
DISTRIBUIDORA ELECTRICA COME ......                   37           0           0         0          0        0      0       0
DISTRIBUIDORA INDUSTRIAL DE .......                  228           0           0         0          0        0      0       0
DISTRIBUIDORA TAMEX, S. A. D ......                   60           0           0         0          0        0      0       0
DORANTES FLORES JOSAFAT ...........                   21           0           0         0          0        0      0       0
EL CENTRO MADEREROSA DE CV ........                   83           0           0         0          0        0      0       0
ELECTRICA SAN MIGUEL DE MEXI ......                   27           0           0         0          0        0      0       0
EQUIPOS Y EXPLOSIVOS DEL NOR ......                   60           0           0         0          0        0      0       0
ERICO MEXICO SA CV ................                   67           0           0         0          0        0      0       0
ESTRATEGIA EN VENTAS INDUSTR ......                  166           0           0         0          0        0      0       0
EUREKA SA CV ......................                  267           0           0         0          0        0      0       0
FERRECABSA, S.A. DE C.V ...........                  669           0           0         0          0        0      0       0
FERRETERIA CENTRAL DE ABASTO ......                  316           0           0         0          0        0      0       0
FERRETERIA INDUSTRIAL LINDAV ......                   28           0           0         0          0        0      0       0
FERRETERIA LA CASTELLANA,S.A ......                   84           0           0         0          0        0      0       0
FERRETERIA LA FRAGUA S.A. DE ......                   33           0           0         0          0        0      0       0
FERRETODO S.A. DE C.V .............                  125           0           0         0          0        0      0       0
FERRETODO, S.A.DE C.V .............                   22           0           0         0          0        0      0       0
FILTROS Y LUBRICANTES DE ECA ......                   24           0           0         0          0        0      0       0
FILTROS Y REFACCIONES PINEDA ......                   83           0           0         0          0        0      0       0
FREYSSINET DE MEXICO S.A. DE ......                  248           0           0         0          0        0      0       0
GARCIA HERNANDEZ VICTOR MANU ......                   38           0           0         0          0        0      0       0
GASES  Y PROTECCION DEL SURE ......                  388           0           0         0          0        0      0       0
GE SISTEMAS MEDICOS DE MEXIC ......                  465           0         136         0          0        0      0       0
GEO CORP SA CV ....................                   23           0           0         0          0        0      0       0
GRACOIL S.A. DE C.V ...............                  756           0           0         0          0        0      0       0
GRAL. DE SUMINISTROS Y TRANS ......                  336           0           0         0          0        0      0       0
GRANILLO CEDENO DANIEL ............                   26           0           0         0          0        0      0       0
GRUPO COLLADO S.A.DE C.V ..........                4,019           0           0         0          0        0      0       0
GRUPO INDUSTRIAL HERMA DE CE ......                   46           0           0         0          0        0      0       0
GRUPO PREVI, S.A. DE C.V ..........                   34           0           0         0          0        0      0       0
HERGODI, S.A ......................                   69           0           0         0          0        0      0       0
HERNANDEZ URBINA ANGEL ............                   48           0           0         0          0        0      0       0
INDUSTRIA METALERA AZTECA SA ......                  174           0           0         0          0        0      0       0
INDUSTRIAS MECANICAS PANTITL ......                   23           0           0         0          0        0      0       0
INFRA DEL SUR S.A.DE C.V ..........                   21           0           0         0          0        0      0       0
INGENIERIA Y CONSTRUCCIONES .......                   22           0           0         0          0        0      0       0
JOCAR INGENIERIA EN MANTO., .......                  103           0           0         0          0        0      0       0
JONATHAN MONTANO MENESES ..........                   61           0           0         0          0        0      0       0
LA CASTELLANA S.A.DE C.V ..........                   61           0           0         0          0        0      0       0
LA FERRE COMERCIALIZADORA S .......                   65           0           0         0          0        0      0       0
LA FERRE COMERCIALIZADORA SA ......                   23           0           0         0          0        0      0       0
LAMINA Y PLACA COMERCIAL, S .......                  381           0           0         0          0        0      0       0
LATINOAMERICANA DE CONCRETO .......                  393           0           0         0          0        0      0       0
LEON WEILL, S.A. DE C.V ...........                   66           0           0         0          0        0      0       0
LINEOLA SA ........................                   46           0           0         0          0        0      0       0
LLANTAS Y BALATAS S.A. DE C .......                   37           0           0         0          0        0      0       0
LLANTERA SAN ANTONIO S.A. DE ......                  107           0           0         0          0        0      0       0
MADERERA POBLANA SA DE CV .........                  159           0           0         0          0        0      0       0
MADERERIA 24 HORAS SA DE CV .......                  165           0           0         0          0        0      0       0
MADERERIA EL CUERAMO S.A ..........                   39           0           0         0          0        0      0       0
MALLA  CASCO CONSTRUCCIONES .......                   72           0           0         0          0        0      0       0
MAQUINARIA DIESEL SA DE CV ........                  247           0         118         0          0        0      0       0
MATERIALES ELECTRICO DE CHIA ......                   24           0           0         0          0        0      0       0
MEGA LLANTAS DEL NORTE S.A ........                   69           0           0         0          0        0      0       0
MENDEZ VALERIO JOSE TOMAS .........                   25           0           0         0          0        0      0       0
MEXICANA DE LAMINACION SA DE ......                   82           0           0         0          0        0      0       0
MIRANDA RODRIGUEZ JOSE EDGAR ......                   28           0           0         0          0        0      0       0
MOGUEL BUSTILLOS NORY SOFIA .......                   68           0           0         0          0        0      0       0
MORAMA ELECTRICA S.A. DE C.V ......                  120           0           0         0          0        0      0       0
MULTIMPRESORES ,  S.A. DE C .......                  126           0           0         0          0        0      0       0
OPERADORA DE EXPLOSVOS, S.A .......                   96           0           0         0          0        0      0       0
PANAMERICANA DE TABLEROS, S .......                   77           0           0         0          0        0      0       0
PAPELERIA EL PROGRESO DE TUX ......                   29           0           0         0          0        0      0       0
PATRICIO SORDO, S.A. DE C.V .......                  269           0           0         0          0        0      0       0
PEMEX REFINACION ..................                  777           0           0         0          0        0      0       0
PEREZ MENESES ARMANDO .............                   57           0           0         0          0        0      0       0
PEREZ ROSALES GUILLERMINA .........                   75           0           0         0          0        0      0       0
PETROLEOS MEXICANOS ...............                  142           0           0         0          0        0      0       0
PINTURAS PROFESIONALES DE ME ......                   69           0           0         0          0        0      0       0
PLANTA ASFALTO DE MATAMOROS .......                   34           0           0         0          0        0      0       0
PLESA ANAHUAC Y CIAS, S.A. D ......                  319           0           0         0          0        0      0       0
PLUMBERS CENTER, S.A. DE C.V ......                   37           0           0         0          0        0      0       0
PRODUCTOS DE CONSUMO RESISTO ......                   83           0           0         0          0        0      0       0
PRODUCTOS ELECTRICOS Y FERRE ......                   83           0           0         0          0        0      0       0
PROVEEDORA MEXICANA DE MATER ......                  404           0           0         0          0        0      0       0
PROXAIR MEXICO S DE R L DE C ......                   38           0           0         0          0        0      0       0
PYASUR, S.A. DE C.V ...............                  561           0           0         0          0        0      0       0
REFACCIONES Y MANTENIMIENTO .......                   26           0           0         0          0        0      0       0
REFACCIONES Y TALLER GAVI SA ......                   29           0           0         0          0        0      0       0
RENTA DE PIPAS ....................                  259           0           0         0          0        0      0       0
REYES VARGAS JAIME ................                  259           0           0         0          0        0      0       0
RODRIGUEZ CRUZ JORGE ARMANDO ......                   28           0           0         0          0        0      0       0
ROSAS TORRES EFRAIN ...............                  170           0           0         0          0        0      0       0
S.T.A. DEL CENTRO, S.A. DE C ......                   68           0           0         0          0        0      0       0
SANIMARPE S.A. DE C.V .............                   51           0           0         0          0        0      0       0
SANTILLAN GARCIA ANTONIO ..........                  131           0           0         0          0        0      0       0
SEALCRET DE MEXICO,  S.A. DE ......                   90           0           0         0          0        0      0       0
SELMEC EQUIPOS INDUSTRIALES .......                   32           0           0         0          0        0      0       0
SERRETECNO SA DE CV ...............                   48           0          21         0          0        0      0       0
SERVICABLES S.A DE C.V ............                  325           0           0         0          0        0      0       0
SERVICIO IDIO PUERTA SA DE C ......                   23           0           0         0          0        0      0       0
SERVICIO VERA,S.A. DE C.V .........                   37           0           0         0          0        0      0       0
SIKA MEXICANA, S.A. DE C.V ........                  221           0           0         0          0        0      0       0
SINDICATO NACIONAL DE TRABAJ ......                   56           0           0         0          0        0      0       0
SISTEMAS DE DRENAJES DEL CEN ......                  632           0           0         0          0        0      0       0
SISTEMAS INDUSTRIALES DE CON ......                   31           0           0         0          0        0      0       0
TECODESA ASOCIADOS SA DE CV .......                   29           0           0         0          0        0      0       0
TUBESA SA DE CV ...................                6,649           0           0         0          0        0      0       0
TUBOS MONTERREY SA DE CV ..........                   60           0           0         0          0        0      0       0
TUMATSA PUEBLA SA DE CV ...........                   32           0           0         0          0        0      0       0
VELOZ PONCE JULIETA ...............                   58           0           0         0          0        0      0       0
VERA ORTEGA YOLANDA ...............                   52           0           0         0          0        0      0       0
WPI DE MEXICO,S.A. DE C.V .........                   69           0           0         0          0        0      0       0
EQUIPOS DE ENSAYE CONTROLS, .......                    0           0          16         0          0        0      0       0
EQUIPMENT SERVICES GROUP, IN ......                    0           0           0         0          0        0      0       0
EXPOMEX INC .......................                    0           0           0         0          0        0      0       0
GE SUPPLY MEXICO, S.A. DE C .......                    0           0         120         0          0        0      0       0
IMOCON DE MEXICO, S.A. DE C .......                    0           0          47         0          0        0      0       0
MCAI, S.A. DE C.V .................                    0           0          31         0          0        0      0       0
METLER TOLEDO S.A. DE C.V .........                    0           0         170         0          0        0      0       0
MEXTRAC, S. A. DE C.V .............                    0           0          88         0          0        0      0       0
PELTON COMPANY, INC ...............                    0           0           0         0          0        0      0       0
TAMROCK DE MEXICO .................                    0           0          56         0          0        0      0       0
TELSMITH, INC .....................                    0           0           0         0          0        0      0       0
TRACSA ............................                    0           0         712         0          0        0      0       0
TRACTO PARTES Y EQUIPOS, S.A ......                    0           0          19         0          0        0      0       0
OTROS MENORES .....................               23,963           0     143,538         0          0        0      0       0
PROVEEDORES PUERTO RICO ...........                    0           0           0         0          0        0      0       0
PROVEEDORES ARGENTINA .............                    0           0           0         0          0        0      0       0
PROVEEDORES DE REPUBLICA DOM ......                    0           0           0         0          0        0      0       0
PROVEEDORES DE ESPANA .............                    0           0           0         0          0        0      0       0
                                                                       --------- ---------  ------------------    ---     ---
TOTAL SUPPLIERS ...................              229,540           0     481,966         0          0        0      0       0
OTHER CURRENT LIABILITIES AND
 OTHER CREDITS ....................            2,317,332     374,550           0 1,210,200     15,712    7,657      0       0
                                               ---------   ---------   --------- ---------  ------------------    ---     ---
TOTAL LIABILITIES .................            2,751,085   1,175,615     507,817 1,210,200     41,5031,588,979      2       0
                                               =========   =========   ========= =========  ==================    ===     ===




                             MEXICAN STOCK EXCHANGE
                           EMPRESAS ICA, S.A. DE C.V.
                            STOCK EXCHANGE CODE: ICA
                         ANNEX 05 QUARTER: 3 YEAR: 2005
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                Previous Printing
                                  CONSOLIDATED

                                                                   Amortization of Credits in Foreign Currency With Foreign
                                                                                  Entities (Thousands Of  Ps.)
                                                       -----------------------------------------------------------------------------
                                                                                      Time Interval
                                                       -----------------------------------------------------------------------------
                               Amortization   Rate     Current      Until 1      Until 2      Until 3    Until 4     Until 5
                                    Date    Interest      year        year         year         year       year         year
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------
UNSECURED DEBT
INBURSA ......................  01/01/2007      0.00          0           0           0           0           0           0
BANAMEX (PESOS) ..............  01/12/2005      0.00          0           0           0           0           0           0
HIPO NAC (PESOS) .............  28/12/2005      5.40          0           0           0           0           0           0
HIPO NAC (PESOS) .............  28/12/2005      5.40          0           0           0           0           0           0
HIPO NAC (PESOS) .............  29/06/2005      5.75          0           0           0           0           0           0
HIPO NAC (PESOS) .............  29/06/2005      5.75          0           0           0           0           0           0
HIPO NAC (PESOS) .............  04/06/2006      6.20          0           0           0           0           0           0

WITH WARRANTY
WestLB AG ....................  31/08/2007      3.00          0           0     571,724           0           0           0
BBVA Bancomer ................  31/08/2007      3.00          0           0           0           0           0           0
BC Interacciones .............  31/08/2007      3.00          0           0           0           0           0           0
Banco Santander ..............  31/08/2007      3.00          0           0           0           0           0           0
Caterpillar Credito ..........  31/08/2007      3.00          0           0           0           0           0           0
DEPFA Bank plc ...............  31/08/2007      3.00          0           0      22,764           0           0           0
ABSA BANK ....................  31/08/2007      3.00          0           0      46,307           0           0           0
GE Capital ...................  31/08/2007      3.00          0           0     120,888           0           0           0
HSBC Mexico S.A ..............  31/08/2007      3.00          0           0           0           0           0           0
KBC Bank, N.V ................  31/08/2007      3.00          0           0     151,759           0           0           0
KFW ..........................  31/08/2007      3.00          0           0     208,669           0           0           0
LB Rheinland .................  31/08/2007      3.00          0           0      75,880           0           0           0
Natexis Bq ...................  31/08/2007      3.00          0           0      37,940           0           0           0
NordKap ......................  31/08/2007      3.00          0           0      72,086           0           0           0
NordLB .......................  31/08/2007      3.00          0           0     379,398           0           0           0
UFJ ..........................  31/08/2007      3.00          0           0     189,699           0           0           0
WEST L.B .....................  29/08/2006      5.17    216,061           0           0           0           0           0
METROFINANCIERA ..............  20/09/2005      5.00          0           0           0           0           0           0
BBVA BANCOMER ................  25/09/2008      3.60          0           0           0           0           0           0

OTHER FINANCIAL ENTITIES
HIPO NAC (PESOS) .............  29/01/2006      5.40          0           0           0           0           0           0
HIPO NAC (CAP. DETRABAJO) ....  12/07/2006      6.00          0           0           0           0           0           0
HIPO NAC (UDIS) ..............  01/07/2006      9.16          0           0           0           0           0           0
GMAC HIPO (PESOS) ............  31/07/2006      9.32          0           0           0           0           0           0
HIPO NAC (CAP. DETRABAJO) ....  22/08/2006      6.00          0           0           0           0           0           0
HIPO NAC.(88VIV) .............  18/12/2005      5.50          0           0           0           0           0           0
HIPO NAC.(88VIV) .............  04/12/2005      5.50          0           0           0           0           0           0
HIPO NAC (CAP. DETRABAJO) ....  12/12/2005      6.00          0           0           0           0           0           0
OPER.HIPOMEX.(PESOS) .........  27/12/2005      8.11          0           0           0           0           0           0
HIPO NAC (CAP. DETRABAJO) ....  28/09/2005      5.40          0           0           0           0           0           0
METROFINANCIERA (PESOS) ......  10/08/2006      4.75          0           0           0           0           0           0
METROFINANCIERA (PESOS) ......  13/03/2006      4.95          0           0           0           0           0           0
HIPO SU CASITA (pesos) .......  12/06/2006      4.75          0           0           0           0           0           0
HIPO SU CASITA (pesos) .......  08/11/2005      4.75          0           0           0           0           0           0
HIPO SU CASITA (pesos) .......  16/08/2005      5.00          0           0           0           0           0           0
GMAC HIPO (PESOS) ............  10/09/2005      4.75          0           0           0           0           0           0
LEASING BANITSMO .............  31/05/2006      0.00         62           0           0           0           0           0
BANCAFE ......................  31/10/2005      8.00      3,063           0           0           0           0           0
LEASING DE LATINOAMERICA .....  31/08/2006      0.00          0         367         510           0           0           0
OTHER.........................         ---       --           0     246,613      76,021      21,189       5,997         613
                                                        -------     -------   ---------      ------       -----         ---
TOTAL BANKS .................                           219,186     246,980   1,953,645      21,189       5,997         613
                                                        =======     =======   =========      ======       =====         ===

LISTED IN THE MEXICAN STOCK
 EXCHANGE
BANK OF NEW YORK (BONDS) .....  31/05/2025      0.06     10,892           0           0      18,366      30,563   1,563,046

WITH WARRANTY
CITIBANK .....................  27/05/2008      6.50          0           0   2,533,193           0           0           0
                                                         ------           -   ---------      ------      ------   ---------
TOTAL STOCK EXCHANGE .........                           10,892           0   2,533,193      18,366      30,563   1,563,046
                                                         ======           =   =========      ======      ======   =========




                             MEXICAN STOCK EXCHANGE
                           EMPRESAS ICA, S.A. DE C.V.
                            STOCK EXCHANGE CODE: ICA
                         ANNEX 05 QUARTER: 3 YEAR: 2005
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)
                                Previous Printing
                                  CONSOLIDATED

                                                      Amortization of Credits in Foreign Currency With Foreign
                                                                          Entities (Thousands Of Ps.)
                                                    -----------------------------------------------------------------------
                                                                             Time Interval
                                                    -----------------------------------------------------------------------
                                                      Current      Until 1    Until 2       Until 3     Until 4    Until 5
                                                        year         year       year          year        year        year
---------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
V. Ferranti .....................................      34,708           0           0           0           0           0
Ampo S Coop .....................................      12,565           0           0           0           0           0
GEA Integrated Cooling ..........................      24,166           0           0           0           0           0
Tube America, Inc. ..............................      19,384           0           0           0           0           0
Emco Wheaton ....................................      15,330           0           0           0           0           0
Flowserve .......................................          26           0           0           0           0           0
Intersev International Servi ....................      12,194           0           0           0           0           0
US Filter Envirex Products ......................      10,196           0           0           0           0           0
Otros ...........................................         646           0           0           0           0           0
Delta Unibus, Co. ...............................       7,902           0           0           0           0           0
Valvitia SPA ....................................       6,443           0           0           0           0           0
Alsthom Power, Inc. .............................       4,311           0           0           0           0           0
GTS .............................................       3,330           0           0           0           0           0
Brackett Green, Co. .............................       3,322           0           0           0           0           0
Poyam Valves ....................................       3,123           0           0           0           0           0
Rogers Kobelco, Inc. ............................       3,123           0           0           0           0           0
SPX .............................................       2,759           0           0           0           0           0
Converto Dexel ..................................       2,433           0           0           0           0           0
Draeger Safety Inc ..............................       2,260           0           0           0           0           0
Flusistemas, S. de R.L. de C ....................         579           0           0           0           0           0
Cia. Ingersoll Dresser Pump .....................       1,885           0           0           0           0           0
Goodwin International Ltd .......................       1,738           0           0           0           0           0
Wagner Power System .............................       1,573           0           0           0           0           0
Rilco Manufacturing, Co. ........................       1,289           0           0           0           0           0
Flare Industries ................................       1,235           0           0           0           0           0
Dresser Valves Europe GMBH ......................         311           0           0           0           0           0
Kerpen CMBH & Co. ...............................       1,051           0           0           0           0           0
Ferpa Pipeline Supply& Servi ....................         896           0           0           0           0           0
Piping Technology & Products ....................         859           0           0           0           0           0
R.O.T., Inc. ....................................         847           0           0           0           0           0
Electricholor, Co. ..............................         827           0           0           0           0           0
PW Industries ...................................         748           0           0           0           0           0
Wholesale Electric Supply, C ....................         725           0           0           0           0           0
VFP International Sales Corp ....................         722           0           0           0           0           0
ABB, Inc. .......................................         670           0           0           0           0           0
Anixter de Mexico, S.A. de C ....................         564           0           0           0           0           0
Premier Materials, Inc. .........................         639           0           0           0           0           0
Larsen & Toubro, LLC ............................         449           0           0           0           0           0
C-K Composites Inc ..............................          93           0           0           0           0           0
Rogers Machinery, Inc. ..........................         425           0           0           0           0           0
Pently/Mueller Strainers ........................         421           0           0           0           0           0
EDGEN Alloy Products Group ......................         368           0           0           0           0           0
Nfi Limited .....................................         253           0           0           0           0           0
Prince Brothers Company .........................         242           0           0           0           0           0
Petrovalves .....................................         240           0           0           0           0           0
ITT Industries Inc. .............................         212           0           0           0           0           0
Sanded Lemmer ...................................         168           0           0           0           0           0
General Electric Internation ....................         150           0           0           0           0           0
Associated Pile & Fitting Co ....................         130           0           0           0           0           0
IESS de Mexico, S.A. de C.V .....................         104           0           0           0           0           0
Lisega, Inc. ....................................          92           0           0           0           0           0
Pulsco ..........................................          89           0           0           0           0           0
Pipeline Suply And Service ......................          85           0           0           0           0           0
Summit Electric Supply ..........................          75           0           0           0           0           0
Fluidos Tecnicos, S.A. de C .....................          70           0           0           0           0           0
ADAMS VALVES INC ................................         607           0           0           0           0           0
ANIXTER INC .....................................       1,953           0           0           0           0           0
CORPAC STEEL PRODUCTS CORP ......................       2,227           0           0           0           0           0
COOPER CAMERON VALVES ...........................         821           0           0           0           0           0
GALVOTEC ALLOYS, INC ............................         328           0           0           0           0           0
INTEGRAPH DE MEXICO .............................         120           0           0           0           0           0
INTEGRATED FLOW SOLUTIONS .......................       1,438           0           0           0           0           0
ROHRBACK COSASCO SYSTEM, INC ....................          85           0           0           0           0           0
SGB FORMWORK INTERNATIONAL D ....................         682           0           0           0           0           0
TEXAS SAFETY & INDUSTRIAL CO ....................         571           0           0           0           0           0
TUBE AMERICA, INC ...............................       1,120           0           0           0           0           0
W-INDUSTRIES ....................................         832           0           0           0           0           0
YORKTOWN CO INTERNATIONAL .......................          69           0           0           0           0           0
DURHAM GEO SLOPE INDICATOR ......................         465           0           0           0           0           0
PANEXUS CORP ....................................       2,417           0           0           0           0           0
ULMA C Y E ......................................           5           0           0           0           0           0
EQUIPMENT SERVICES GROUP, IN ....................          40           0           0           0           0           0
EXPOMEX INC .....................................         313           0           0           0           0           0
PELTON COMPANY, INC .............................          31           0           0           0           0           0
TELSMITH, INC ...................................          52           0           0           0           0           0
SUPPLIERS FROM PUERTO RICO ......................           0       3,236           0           0           0           0
SUPPLIERS FROM ARGENTINA ........................       2,630           0           0           0           0           0
SUPPLIERS FROM REPUBLIC DOM .....................         433           0           0           0           0           0
SUPPLIERS FROM SPAIN ............................           0     772,460           0           0           0           0
                                                            -     -------           -           -           -           -
TOTAL SUPPLIERS .................................     206,284     775,696           0           0           0           0

OTHER CURRENT LIABILITIES
 AND OTHER CREDITS ..............................           0     337,573      25,855      25,855           0           0
                                                            -     -------      ------      ------           -           -

TOTAL ...........................................     436,362   1,360,249   4,512,693      65,410      36,560   1,563,659
                                                      =======   =========   =========      ======      ======   =========





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)
                              ANNEX 6 CONSOLIDATED
                                 Final Printing

                                                      DOLARS (1)                   OTHER CURRENCIES             TOTAL
                                            ---------------------------         ----------------------        ----------
                                             THOUSANDS OF    THOUSANDS OF      THOUSANDS OF  THOUSANDS OF     THOUSANDS OF
         TRADE BALANCE                          DOLARS          PESOS             DOLARS        PESOS            PESOS
-----------------------------------------   -------------    ------------      ------------  ------------     ------------
TOTAL ASSETS ............................      1,029,872      11,067,520        118,795       1,276,633       12,344,153

LIABILITIES POSITION ....................        937,279      10,100,582        132,360       1,426,387       11,526,969
                                               ---------      ----------        -------       ---------       ----------
   SHORT TERM LIABILITIES POSITION ......        219,297       2,363,249        114,164       1,230,294        3,593,543
   LONG TERM LIABILITIES POSITION .......        717,982       7,737,333         18,196         196,093        7,933,426
                                               ---------      ----------        -------       ---------        ---------
NET BALANCE                                       92,593         966,938        -13,565        -149,754          817,184
                                                  ======         =======         ======         =======          =======

NOTES

INTEGRACION DE OTRAS MONEDAS
ACTIVOS
MILES DE EUROS                             98,270
TIPO DE CAMBIO                            12.9908
                                        ---------
IGUAL A MILES DE PESOS                  1,276,604

MILES DOLARES CANADIENSES                3
TIPO DE CAMBIO                           9.7
                                        ----
IGUAL A MILES DE PESOS                  29

PASIVOS
MILES DE EUROS                             95,322
TIPO DE CAMBIO                            13.0278
                                        ---------
IGUAL A MILES DE PESOS                  1,426,387

TIPO DE CAMBIO POR DOLAR
ACTIVO .................                10.75
PASIVO .................                10.78



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS
                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)
                              ANNEX 7 CONSOLIDATED
                                 Final Printing

                                (ASSET) LIABILITIES
                              --------------------------                                     MONETARY
                              MONETARY        MONETARY          MONTHLY        MONTHLY       (PROFIT)
      MONTH                    ASSETS        LIABILITIES        POSITION      INFLATION      AND LOSS
------------------------     ----------       ----------       ---------      ---------      --------
JANUARY                      14,644,650       15,516,525         871,875         0.00               0

FEBRUARY                     15,002,930       15,693,453         690,523         0.00           2,279

MARCH                        14,626,748       16,486,437       1,859,689         0.00           8,369

APRIL                        14,891,095       15,847,398         956,303         0.00           3,347

MAY                          14,519,044       15,328,609         809,565         0.00          -2,105

JUNE                         14,761,153       14,857,633          96,480         0.00            -203

JULY                         14,663,538       14,403,425        -260,113         0.00            -494

AUGUST                       14,479,067       14,259,535        -219,532         0.00            -922

SEPTEMBER                    17,788,753       14,972,768      -2,815,985         0.00          -4,506

ACTUALIZATION                                                                                     -31

CAPITALIZATION:                       0                0               0         0.00           -3,264

FOREIGN CORP.:                        0                0               0         0.00                0

OTHER                                 0                0               0         0.00                0
                                                                                                ------
T O T A L                                                                                        2,470
                                                                                                 =====





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTED IN STOCK EXCHANGE
                              ANNEX 8 CONSOLIDATED
                                 Final Printing


EL CAJON HIDROELECTRIC PLANT
----------------------------
     Constructora Internacional de Infraestructura, S.A. de C.V. (CIISA) Offering U.S.$230,000,000 aggregate principal amount of 6.50% Senior Secured Notes due 2008 to finance part of the design, development, construction, testing and commissioning of El Cajon hidroelectric plant.

     The Common Agreement contains conditions that must be met before any release of proceeds from the Note Proceeds Account or any drawing under the Credit Agreement. These conditions include:

     Use of Proceeds. We shall apply all proceeds of all Fundings and all amounts realized in respect of all Value Added Tax Receivables solely for the payment of Costs

     Construction of El Cajon. We shall construct El Cajon or cause El Cajon to be constructed with all due diligence (subject to the effect of the occurrence of Events of Force Majeure under the Public Works Contract) and in all material respects in accordance with the Public Works Contract, the Construction Schedule.

     Compliance with Laws. We shall: (i) comply in all material respects with all Requirements of Law, and comply in all respects with all Enviroment, Health and Safety Requirements, applicable to us, and cause all Principal Subcontractors, any subcontractors and all Persons (other than CFE) using or occupying El Cajon to comply with all Requirements of Law and EHS Requirements (except (other than in respect of any EHS Requirements) for any non-compliance that has not continued for the lesser of (x) 30 days or (y) such other period as would constitute a Material Adverse Effect);

     Seniority of Obligations. From and after the closing date, we shall take all actions necessary to ensure that at all times by virtue of the Liens created pursuant to the Security Documents in favor of the Secured Parties or in favor of the applicable Collateral Agent for the benefit of the Secured Parties (as the case may be) to secure the payment and performance of Obligations by us, such Obligations shall enjoy a preferential right of payment through the enforcement of such Liens and, once such Liens have been fully enforced, the unsecured remainder of such Obligations, if any (and any other unsecured Obligation that any Secured Party may have against us) will rank at least pari passu in right of payment with the claims of all of our other unsecured creditors.

     Inspection Rights. From time to time, upon reasonable notice, we shall permit each of the Creditor Representatives and Lenders and their respective agents to examine and make copies of, and abstracts from, our records, books of account and properties and to discuss our affairs, .nances, accounts and El Cajon with us, the Shareholders and their respective of.cers, and our accountants and engineers; provided, that such examinations, discussions and other actions do not unreasonably interfere with the performance of the Works.

     Cost Overrun Guarantee.

     Governmental Approvals. We shall duly obtain, or cause to be obtained, on or prior to such date as the same may become legally required, and thereafter maintain, or cause to be maintained in effect as long as legally required, all Governmental Approvals necessary in connection with the development, construction and completion of El Cajon

     Covenants

     We will agree, in the Indenture and in the Common Agreement, to observe certain customary covenants, including, among others, limitations on:

     Incurrence of additional indebtedness or Liens;

     Modifications to the Construction Budget or Construction Schedule;

     Assignments of, termination of, or amendments to the Public Works Contract or the other El Cajon Documents;

     CFE change requests, change orders under the Public Works Contract and subcontractor change orders;

     Business activity other than the development, construction and financing of El Cajon;

     Asset dispositions;

     Mergers and consolidations;

     Restricted payments; and

     Investments in other persons or creation of any subsidiaries.



CORREDOR SUR
-------------

     On May 17, 2005 a trust organized by our subsidiary ICA Panama issued U.S.150 million dollar of its 6.95% notes due 2025. Payments of principal and interest on the notes will be made from the Corredor Sur highway's operations. The notes are with recource solely to the trust, which has been assigned the right to payment from the tolls. The net proceeds from the placement of the notes (approximately U.S.134.9 million dollar) were principally used to repay 100% of the project's outstanding indebtedness (including a payment of U.S.51.2 million dollar in respect of outstanding indebtedness to the IFC) and to fund certain reserve accounts as requiered under the terms of the concession's financing. The balance of the proceeds from the placement of the notes was used to repay a prtion of our parent company indebtedness and for other corporate purposes.

Certain Covenants of the Issuer

     The Indenture will contanin the following covenants of the Issuer:

     - It shall not create or acquire any subsidiaries or, other than as specifically contemplated by the Transaction Documents, make any Investment.

     - It shall not make, or cause or permit to be made on its behalf, any payment, monetary transfer or deposit other than as specifically contemplated by the Transaction Documents, as required by Applicable Law.

     - It shall comply at all times with all Applicable Laws, except where: (i) the necessity of compliance therewith is being contested by the Issuer in good faith by appropriate proceedings or (ii) the failure to do so could not be reasonably expected to have a Material Adverse Effect.

     - It shall preserve and keep in full force and effect its corporate existence and right necessary or desirable in the normal conduct of business, including its capacity to act as trustee of the Corredor Sur Trust, maintaining its domicile in Panama.

     - For so long as any of the notes are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, during any period in which it is neither subject to Section 13 or 15(d) under the Exchange Act nor exempt from reporting under the Exchange Act pursuant to Rule 12g3 2(b) thereunder, to make available to any Noteholder or Note Owner, or to a prospective Noteholder or Note Owner who is a QIB, in connection with any sale (or proposed sale) of a note (or beneficial interest therein), in each case at such investor's or prospective investor's written request to the Issuer, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act. All such information shall be in the English language.


ACAPULCO  TUNNEL
------------------

     The placement of Ps. 800 million in exchange trade notes by TUCA, negotiating a securitization of toll revenues from the Acapulco Tunnel. The Company refinanced on longer terms and better interest rate that previous debt, extending the maturity of this loan until 2022.




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                              ANNEX 9 CONSOLIDATED
                                 Final Printing

       PLANT
         OR                                           ECONOMIC             PLANT      UTILIZATION
       CENTER                                        ACTIVITY             CAPACITY        (%)
------------------------------        ---------------------------------  ----------   -----------
TUNEL ACCESO ACAPULCO ............    OPERATION ADN MAINTENANCE OF TUNNEL       2.9          100
18 DE MARZO S/N MATARREDONDA .....    MANUFACTURING AND ASSEMBLING         144622.7          100
CARRET. VALLES TAMPICO PANUCO ....    MANUFACTURING AND ASSEMBLING         205669.7           70
LAGOS DE XOCHIMILCO ..............    HOUSING DEVELOPMENTS PROJECTS           100            100
PASEOS DE XOCHIMILCO .............    HOUSING DEVELOPMENTS PROJECTS           100            100
PASEOS DE GUAYCURA ...............    HOUSING DEVELOPMENTS PROJECTS           100            100
PACIFICO TIJUANA .................    HOUSING DEVELOPMENTS PROJECTS           100            100
VALLE DE SANTIAGO ................    HOUSING DEVELOPMENTS PROJECTS           100            100
EL FLORIDO .......................    HOUSING DEVELOPMENTS PROJECTS           100            100
PASEOS DE LA LOMA ................    HOUSING DEVELOPMENTS PROJECTS           100            100
COLINAS DEL SOL ..................    HOUSING DEVELOPMENTS PROJECTS           100            100
KALAKMUL .........................    HOUSING DEVELOPMENTS PROJECTS           100            100
EL FARO ..........................    HOUSING DEVELOPMENTS PROJECTS           100            100
SAN ISIDRO .......................    HOUSING DEVELOPMENTS PROJECTS           100            100
VALLE DE OLIVOS ..................    HOUSING DEVELOPMENTS PROJECTS           100            100
BALANKU ..........................    HOUSING DEVELOPMENTS PROJECTS           100            100
GEO ..............................    HOUSING DEVELOPMENTS PROJECTS           100            100
FLORIDO II .......................    HOUSING DEVELOPMENTS PROJECTS           100            100
VERACRUZ .........................    HOUSING DEVELOPMENTS PROJECTS           100            100
GONZALEZ DE COSSIO I .............    HOUSING DEVELOPMENTS PROJECTS           100            100
DESARROLLO ECATEPEC ..............    HOUSING DEVELOPMENTS PROJECTS           100            100
FRACC. PASEOS DE SAN ISIDRO ......    HOUSING DEVELOPMENTS PROJECTS           100            100
CIUDAD ACUNA COAHUILA ............    TREATMENT OF RESIDUAL WATER               1             84.13
OFICINA GENERAL MAXIPISTAS .......    ADMINISTRATIVE SERVICES                   1            100




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                               MAIN RAW MATERIALS
                              ANNEX 10 CONSOLIDATED
                                 Final Printing

                                                                                                                  COST
             DOMESTIC SUPPLIERS                                    MAIN SUPPLIERS                               PRODUCTION
                                                                                                                    (%)
---------------------------------------------   -----------------------------------------------------------     ----------

TURBOGENERADOR ..............................   SOLAR TURBINES ............................................           3.37
MOD. SOLAR TAURUS 70 ........................   XXXXXXXXXXXXXXXXXXX
EQUIPO Y SISTEMAS VS INCENDIO ...............   XXXXXXXXXXXXXXXXXXX
SISTEMA DE DETECCION DE HUMO Y ..............   XXXXXXXXXXXXXXXXXXX ........................................          0.11
DETECCION DE MEZCLAS EXPLOSIVAS .............   -SIST. ESPECIALIZADOS CONTRA FUEGO, S.A. C.V ...............
SOLOAIRES Y TORRES DE PROCESO ...............   -SWECOMEX ..................................................          0.33
GEOMENBRANA .................................   -ALBERCAS, TERRAZAS Y JARDINES DE TABASCO ..................          0.07
GAS, OXIGENO Y ACETILENO ....................   -AGA GAS
SOLDADURAS Y GASES ..........................   -SOLD.ABRASIVOS E INSTRUMENTOS, S.A ........................
EQ. Y MATERIALES DE SEGURIDAD ...............   -PROV. DE SEGURIDAD INDUSTRIAL
MATERIAL Y EQUIPO MECANICO ..................   -CONSORCIO INDUSTRIAL ......................................          2.31
BOMBA HIDRAULICA ............................   -AXIS INDUSTRIAL
COMPRESOR DE AIRE Y SECADORAS ...............   -ATLAS COPCO
BOMBA CENTRIFUGAS ...........................   DEGREMONT
MATERIALES Y EQUIPO ELECTRICO ...............   -ABB DE MEXICO .............................................          2.55
TABLEROS DE DISTRIBUCION ....................   WESCO DISTRIBUCION
TABLEROS DE CONTROL .........................   ELECTRICO SA DE CV HILTI
MADERAS .....................................   -MADERERIA NASA ............................................          0.07
ACERO ESTRUCTURAL ...........................   -PERFILES DE FIERRO Y LAMINA ...............................          0.54
PERFILES, PLACA .............................   -ACEROS TEPOTZOTLAN, S.A ...................................
ACERO DE REFUERZO ...........................   -GRUPO COLLADO .............................................          0.26
AGREGADOS PETREOS ...........................   -MANUEL FLORES .............................................          0.02
CONCRETO PREMEZCLADO ........................   -CEMEX CONCRETOS, S.A. DE C.V ..............................
ADITIVOS ....................................   -CONCRETOS APASCO, S.A .....................................
GRAVA, ARENA,PIEDRA, ETC ....................   -RAMIREZ SANTIAGO JUAN
ANDAMIOS ....................................   -ANDAMIOS ATLAS
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -RAMIREZ SANTIAGO JUAN
MATERIALES DE ACABADOS ......................   -ACCESORIOS TECNICOS PARA CONCRETOS ........................          0.03
(PISOS, MUROS, TECHOS) ......................   -FERRETERIA TICOS
MATERIALES PLASTICOS ........................   -ERIKA AREVALO RAMOS .......................................          0.24
P.V.C. FIBRA DE VIDRIO ......................   -FERRETERIA TICOS
INSTRUMENTACION .............................   -SIS. Y SERV. P/ TOPOGRAFIA ................................          0.75
MEDIDORES DE FLUJO ..........................   -EMERSON PROCESS MANAGAMENT, S.A. C.V ......................
INDICADORES DE PRESION Y DE NIVEL ...........   IPC - EQUISA -EAGLE
ESPARRAGOS ..................................   -GRUPO IND. HEGUES
SEPARADORES DE FILTRO .......................   -D/H ESPECIALISTA MEX., S.A ................................
MAQUINAS DE SOLDAR ..........................   -MULTIALLOY ................................................          0.01
TUBERIA, VALVULAS Y ACCESORIOS ..............   -REPRESENT. INDUST. VALV. S ................................          0.36
DE ACERO ....................................   -DISTRIBUIDORA TAMEX S.A. DE C.V ...........................
TUBERIAS Y CONEXIONES .......................   -TUBOS Y ACEROS DE MEXICO ..................................          1.49
TUBERIA DE CONCRETO .........................   -CONST. IND. RIO BRAVO, S.A. DE C.V ........................
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -TUBERIAS TULSA
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -VALVULAS DE CALIDAD MONTERREY S.A. C.V ....................
OXIGENO, ACETILENO Y GAS ARGON ..............   -AGA GAS ...................................................          1.14
SOLDADURA ...................................   -BOHLER TYSSEN SOLDADURAS ..................................          0.29
MATERIAL ELECTRICO Y CONSUMIBLES ............   -ELECTRICA GARCIA DE TAMPICO ...............................          0.02
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -ERIKA AREVALO RAMOS .......................................          0.07
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TECNOELECTRICA DEL GOLFO ...................................          1.66
XXXXXXXXXXXXXXXXXXXXXXXX ....................   DISTRIBUIDORA TAMEX ........................................          0.12
HERRAMIENTAS ................................   -FERRETERIA TICOS SA DE CV .................................          0.12
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ROSALES NIETO ARTURO .......................................          0.05
XXXXXXXXXXXXXXXXXXXXXXXX ....................   CASTILLO PEREZ MARIA ANGELICA ..............................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   FERRETERIA IMPERIO .........................................          0.09
XXXXXXXXXXXXXXXXXXXXXXXX ....................   MARTINEZ ORTIZ MARTIN ......................................          0.04
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TORSEP .....................................................          0.01
PERNOS ......................................   -GRUPO CTAISA TORNILLERIA ..................................          0.09
HERRAJES ....................................   -HILTI MEXICANA ............................................          0.03
RELLENO DE ESCORIA ..........................   -HERNANDEZ CERECEDO NORMA ..................................          0.02
CANAL, ANGULO Y PLACA DE ACERO ..............   -PERFILES DE FIERRO Y LAMINA ATIYE .........................          0.22
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -ESEASA ....................................................          0.02
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -GRUPO OPERADOR ............................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   DUCTOS Y SOPORTES ..........................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   METELMEX DEL GOLFO .........................................          0.02
TUBERIA .....................................   -TUBOS DE ACERO DE MEXICO, S.A .............................          0.59
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TUBERIA TULSA ..............................................          0.07
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TUBOS MONTERREY ............................................          0.04
XXXXXXXXXXXXXXXXXXXXXXXX ....................   GRUPO NORGAM DE MEXICO .....................................          1.04
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ACEROS GENERALES ...........................................          0.07
XXXXXXXXXXXXXXXXXXXXXXXX ....................   STEEL COMERCIALIZADORA .....................................          0.4
SEPARADOR DE PRUEBA, SEPARADOR REMOTO .......   -FILVAC, S.A. DE C.V .......................................          0.35
TANQUES DE ALMACENAMIENTO ...................   -EQUIPOS INDUSTRIALES DEL GOLFO ............................          0.22
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -INDUSTRIAS FASE, S.A. DE C.V ..............................          0.07
LANZADORES Y RECIBIDORES DE DIABLOS .........   -OCTOPUS, S.A. DE C.V ......................................          0.15
PAQUETE DE QUEMADORES DE MEZCLA Y DESFOGUES .   -INDUSTRIAS THERME, S.A. DE C.V ............................          0.76
BOMBAS DE DRENAJES ACEITOSOS Y DE PULSACIONES   -LUIS BORIOLI ..............................................          0.05
PAQUETE DE INYECCION DE QUIMICOS ............   -NEKOTEC MANUFACTURA , S.A. DE C.V .........................          0.06
XXXXXXXXXXXXXXXXXXXXXXXX ....................   FLENCO .....................................................          0.2
EMPAQUES ....................................   -EQUITER, S.A. DE C.V ......................................          0.02
ESPARRAGOS Y TORNILLOS ......................   -TORNILLOS HTAS DE CORTE, S.A. DE C.V ......................          0.12
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -INDUSTRIAS AUGE ...........................................          0.1
VALVULAS ....................................   WALWORTH VALVULAS ..........................................          0.78
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TECNOLOGIAS SIST. DE FLUIDOS ...............................          0.17
XXXXXXXXXXXXXXXXXXXXXXXX ....................   COOPER CAMERON VALVES ITALY ................................          1.36
XXXXXXXXXXXXXXXXXXXXXXXX ....................   VALVULAS DE CALIDAD DE MONTERREY ...........................          0.03
XXXXXXXXXXXXXXXXXXXXXXXX ....................   MATERIALES IND. DE MEXICO ..................................          0.62
XXXXXXXXXXXXXXXXXXXXXXXX ....................   VALVULAS INDUSTRIALES NASA .................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   DRESSER DE MEXICO ..........................................          0.36
XXXXXXXXXXXXXXXXXXXXXXXX ....................   VALVULAS VAMEX .............................................          0.03
MATERIALES CONSUMIBLES ......................   ELASTOMERS PLASTICOS .......................................          0.06
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ASESTEC PRO ................................................          0.06
XXXXXXXXXXXXXXXXXXXXXXXX ....................   MANUFAC. METAL-MECANICA ....................................          0.02
XXXXXXXXXXXXXXXXXXXXXXXX ....................   PRODUC. ESPECIAL ALTA CALIDAD ..............................          0.15
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ROHPBACK COSASCO SYSTEM ....................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   MATERIALES INDUSTRIALES CETA ...............................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   CIMINOX ....................................................          0.06
XXXXXXXXXXXXXXXXXXXXXXXX ....................   WESCO DISTRIBUTION MEXICO ..................................          0.19
SENALES DE AYUDA A LA NAVEGACION ............   -NAUTICA ...................................................          0.09
SISTEMAS DE FUERZA INITERRUMPIBLE ...........   -TROOP Y CIA., S.A. DE C.V .................................          0.2
SISTEMA DIGITAL DE MONITOREO Y CONTROL ......   -ABB DE MEXICO SA DE CV ....................................          3.3
TRANSMISORES DE PRESION .....................   -EMERSON PROCESS MANAGEMENT ................................          0.43
ARRESTADORES DE FLAMA .......................   -MEDIDORES INDUSTRIALES MEDICOS ............................          0.13
TERMOMETROS BIOMETALICOS ....................   -GRUPO INDUSTRIAL HEGUES, S.A ..............................          0.12
BOTE DE SALVAMENTO ..........................   -GRUPO SIMEL, S.A. DE C.V ..................................          0.22
CANAL DE ACERO AL CARBON ....................   -PLESA ANAHUAC, S.A. DE C.V ................................      -0.01
REJILLA ELECTROFORJADA DENTADA GALVANIZADA ..   -ELECTROFORJADOS NACIONALES ................................          0.22
TUBERIA DE ACERO AL CARBON ..................   -COMERCIALIZADORA IND. ZUVAL, S.A. DE C.V ..................          1.36
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -CABLES, BANDAS Y CADENAS, S.A. DE C.V .....................          0.01
CALIBRADOR, MANGUERAS, CABLES, TUBOS ........   -WELDERS WORLD .............................................          0.04
TABLON PARA ANDAMIOS ........................   -DANIEL CRUZ PEREZ .........................................          0.09
EQUIPOS DE ENFRIAMIENTO .....................   -FRI O CAL, S.A. DE C.V ....................................          0.2
EQUIPO DE AIRE RESPIRABLE ...................   -COROLLA MEXICANA S.A. DE C.V ..............................          0.02
SISTEMA DE SUPRESION DE FUEGO FM-20 .........   -SISTEMAS ESPECIALIZADOS CONTRAFUEGO .......................          0.38
INDICADORES DE NIVEL TIPO MAGNETICO .........   -FILTRACION Y CONTROL INDUSTRIAL DEL SURESTE ...............      -0.03
SISTEMA FOTOVOLTAICO ........................   -INDUSTRIAS IEM, S.A. DE C.V ...............................          0.01
ELEMENTOS DE FLUJO ..........................   -SERVICIOS Y PROYECTOS PIFUSA ..............................          0.34
PASAMUROS, LUBRICANTES Y SELLOS .............   -COLIANT, S.A. DE C.V ......................................          0.02
SERVICIOS DE EMSAMBLES DE ESTRUCTURAS .......   -COREY, S.A. DE C.V ........................................          0.01
SOFTWARE  EQUIPOS DE MEDICION ...............   INTERGRAPH DE MEXICO SA DE CV ..............................          0.16
XXXXXXXXXXXXXXXXXXXXXXXX ....................   HEAVY TRANSPORT MEXICO .....................................          0.03
GASOLINA ....................................   -SERVICIO YU GAR ...........................................          0.03
FLETES ......................................   -RAMOS CARDENAS JOSE .......................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -TRANSPORTES Y ARRENDAMIENTOS DE MAQUINARIA ................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -RUVALCABA JUAN MANUEL .....................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   -EXPRESS DIAZ HERMANOS .....................................          0.03
XXXXXXXXXXXXXXXXXXXXXXXX ....................   CABLE COMPANY ..............................................          0.03
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ASESORES EN CONTROL IND ....................................          0.17
XXXXXXXXXXXXXXXXXXXXXXXX ....................   CONSORCIO INDUSTRIAL .......................................          0.06
XXXXXXXXXXXXXXXXXXXXXXXX ....................   TRANSPORT.ESPECIAL.AUTOPART ................................          0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................   ARTURO SCHETTINO ...........................................          0.03
XXXXXXXXXXXXXXXXXXXXXXXX ....................   RODRIGUEZ TOVAR RAUL .......................................          0.02
LAND ........................................   VARIOS .....................................................         10
MATERIAL PARA CONSTRUCCION ..................   GRUPO COLLADO S.A. DE C.V ..................................          9.14
MATERIAL PARA CONSTRUCCION ..................   OPERADORA DE AGUAS SA ......................................          1.15
MATERIAL PARA CONSTRUCCION ..................   PEMEX REFINACION ...........................................          2.65
MATERIAL PARA CONSTRUCCION ..................   CEMEX MEXICO S.A. DE.C.V ...................................          7.38
MATERIAL PARA CONSTRUCCION ..................   CEMEX CONCRETO, S.A. DE C.V ................................         13.21
MATERIAL PARA CONSTRUCCION ..................   ABASTECEDORA SAN LUIS SA ...................................          5.77
MATERIAL PARA CONSTRUCCION ..................   CONCRETO ASFALTICO PIRAMIDE ................................          6.46
MATERIAL PARA CONSTRUCCION ..................   TUBESA, S.A. DE C.V ........................................          5.85
MATERIAL PARA CONSTRUCCION ..................   GRACOIL S.A. DE C.V ........................................          7.75
MATERIAL PARA CONSTRUCCION ..................   GRAL.SUMINISTROS Y TRANSPORT ...............................          3.05
MATERIAL PARA CONSTRUCCION ..................   PYASURSA DE CV .............................................          1.56
MATERIAL PARA CONSTRUCCION ..................   GPO.CORPORATIVO INTERESTATAL ...............................          1.52
MATERIAL PARA CONSTRUCCION ..................   ELECTROFORJADOS NACIONALES .................................          1.44
MATERIAL PARA CONSTRUCCION ..................   COMER. MTNZ. CARBAJAL ......................................          0.76
MATERIAL PARA CONSTRUCCION ..................   REJIMEX INTERNACIONAL SA DE CV .............................          0.39
MATERIAL PARA CONSTRUCCION ..................   PROMEXMA, S.A. DE C.V ......................................          0.38
MATERIAL PARA CONSTRUCCION ..................   FERRETERIA LA CASTELLANA SA ................................          0.37
MATERIAL PARA CONSTRUCCION ..................   ROMERO ORTEGA DAVID ........................................          0.18
MATERIAL PARA CONSTRUCCION ..................   LAITOAMERICANA DE CONCRETOS ................................          0.36
MATERIAL PARA CONSTRUCCION ..................   TUBOS DE CONCRETO DE TOLUCA ................................          0.35
MATERIAL PARA CONSTRUCCION ..................   GRUPO BASTIDA CAMIONEROS SA ................................          0.55
MATERIAL PARA CONSTRUCCION ..................   SISTEMA DRENAJES DEL CENTRO ................................          0.54
MATERIAL PARA CONSTRUCCION ..................   SANTILLAN GARCIA ANTONIO ...................................          0.74
MATERIAL PARA CONSTRUCCION ..................   PLESA ANAHUAC Y CIAS SA DE CV ..............................          0.43
MATERIAL PARA CONSTRUCCION ..................   CONSTRUC. METALICA MEXICANA ................................          0.39
MATERIAL PARA CONSTRUCCION ..................   SISTEMAS TECNOINDUSTRIALES .................................          0.35
MATERIAL PARA CONSTRUCCION ..................   SEALCRET DE MEXICO SA DE CV ................................          0.34
MATERIAL PARA CONSTRUCCION ..................   INDUSTRIAS FLURSCHEIM SA CV ................................          0.34
MATERIAL PARA CONSTRUCCION ..................   TUBOCRETO DE MORELOS S.A ...................................          1.13
MATERIAL PARA CONSTRUCCION ..................   MAQUINARIA DIESEL SA DE CV .................................          1.42
MATERIAL PARA CONSTRUCCION ..................   ESTRATEGIA EN VENTAS IND ...................................          1.02
MATERIAL PARA CONSTRUCCION ..................   LA PLATAFORMA PARA CONSTRUC ................................          0.9
MATERIAL PARA CONSTRUCCION ..................   BARRIOS GRANILLO SILVERIO ..................................          1.4
MATERIAL PARA CONSTRUCCION ..................   FERRECABSA, S.A ............................................          1.98
MATERIAL PARA CONSTRUCCION ..................   MATERIALES ACEROS Y SERVICIOS ..............................          0.34
MATERIAL PARA CONSTRUCCION ..................   FERRETERIA CENTAL DE ABASTOS ...............................          0.32
MATERIAL PARA CONSTRUCCION ..................   FERRETERIA LA FRAGUA SA DE CV ..............................          0.3
MATERIAL PARA CONSTRUCCION ..................   TRIBASA CONSTRUCCIONES SA ..................................          0.27
MATERIAL PARA CONSTRUCCION ..................   GASOLINERAS GRUPO MEXICANO .................................          0.27
MATERIAL PARA CONSTRUCCION ..................   NORIEGA Y DEL BLANCO SUCESOR ...............................          0.23
MATERIAL PARA CONSTRUCCION ..................   CORPOR. GASOLINERA MILENIUM ................................          0.23
MATERIAL PARA CONSTRUCCION ..................   MAT. PETREOS SAN MIGUEL SA .................................          0.23
MATERIAL PARA CONSTRUCCION ..................   SUMINISTROS Y SERV. PARA CONST .............................          0.23
MATERIAL PARA CONSTRUCCION ..................   SINDICATO INDUSTRIA TRANSPOR ...............................          0.22
MATERIAL PARA CONSTRUCCION ..................   MATERIALES Y ACEROS SA DE CV ...............................          0.21
MATERIAL PARA CONSTRUCCION ..................   AGUA TOTAL SA DE CV ........................................          0.21
MATERIAL PARA CONSTRUCCION ..................   MEGALLANTAS DEL NORTE SA ...................................          0.21
MATERIAL PARA CONSTRUCCION ..................   DISTRIBUIDORA TAMEX ........................................          0.2
MATERIAL PARA CONSTRUCCION ..................   CAMARILLO YEE JORGE ALBERTO ................................          0.2
MATERIAL PARA CONSTRUCCION ..................   ITURBE GARCIA MARCO ANTONIO ................................          0.18
MATERIAL PARA CONSTRUCCION ..................   EL CENTRO MADERERO SA ......................................          0.18
MATERIAL PARA CONSTRUCCION ..................   LAMINA Y PLACA COMERCIAL SA ................................          0.17
MATERIAL PARA CONSTRUCCION ..................   HERNADEZ MARTINEZ JUAN .....................................          0.16
MATERIAL PARA CONSTRUCCION ..................   TELSMITH , INC .............................................          0.16
MATERIAL PARA CONSTRUCCION ..................   MADERERIA 24 HORAS SA DE CV ................................          0.16
MATERIAL PARA CONSTRUCCION ..................   LUMEN EQPO. ELECTRICO IND ..................................          0.16
MATERIAL PARA CONSTRUCCION ..................   AGA GAS ....................................................          0.15
MATERIAL PARA CONSTRUCCION ..................   SERVICABLES SA DE CV .......................................          0.15
MATERIAL PARA CONSTRUCCION ..................   MADERERA POBLANA SA ........................................          0.15
MATERIAL PARA CONSTRUCCION ..................   COOPERATIVA BOMINZHA, SCL ..................................          0.14
MATERIAL PARA CONSTRUCCION ..................   SERVICIO RIVERA SOSA SA DE CV ..............................          1.34
MATERIAL PARA CONSTRUCCION ..................   CODEPSA ....................................................          0.5
MATERIAL PARA CONSTRUCCION ..................   DIAZ VEGA JOSE FRANCISCO ...................................          0.16
MATERIAL PARA CONSTRUCCION ..................   CONCRETOS ALTA TEC SA DE CV ................................          1.99
MATERIAL PARA MAQUILAR ......................   PLACA DE ACREO GRUPO COLLADO ...............................          0.14
COMBUSTIBLES Y LUBRICANTES ..................   COMBUSTIBLES GRUPO OCTANO ..................................          6.38
FIERRO DE REFUERZO ..........................   GRUPO COLLADO S.A. DE C.V ..................................          6.51
MATERIALES CONSTRUCCION .....................   CEMEX CONCRETO, S.A ........................................          1.11
XXXXXXXXXXXXXXXXXXXXXXXX ....................   MBT MEXICO, S.A ............................................
XXXXXXXXXXXXXXXXXXXXXXXX ....................   GRUPO COLLADO S.A. DE C.V ..................................          2.78
HERRAJES DIVERSOS ...........................   HABILITACIONES ESTRUCTURALES
MATERIAL ELECTRICO ..........................   WESCO, S.A .................................................          0.23
MATERIAL ELECTRICO ..........................   CENTRAL DE INSTALACIONES, S.A ..............................
MATERIAL ELECTRICO ..........................   SERVIDELTA, S.A ............................................
TUBERIA Y CONEXIONES ........................   KS TUBERIAS, S.A ...........................................          0.73
TUBERIA Y CONEXIONES ........................   POLICONDUCTOS, S.A .........................................
TUBERIA Y CONEXIONES ........................   LAVISA, S.A ................................................
LLANTAS Y ACCESORIOS ........................   MULTILLANTAS GRIMALDI, S.A .................................          0.51
LLANTAS Y ACCESORIOS ........................   RADIAL LLANTAS, S.A ........................................
LLANTAS Y ACCESORIOS ........................   CENTRO LLANTERO DEL NAYAR
ACEROS Y METALES ............................   GRUPO COLLADO S.A. DE C.V ..................................          1.42
ACEROS Y METALES ............................   ACEROS TEPOTZOTLAN S.A .....................................
ACEROS Y METALES ............................   PLESA ANAHUAC, S.A .........................................
ARTICULOS PARA OFICINA ......................   ROSAS VALENCIA JUAN MANUEL .................................          0.41
ARTICULOS PARA OFICINA ......................   DIST.DE MUEBLES ROMA, S.A ..................................
ARTICULOS PARA OFICINA ......................   GRAFICAS E IMPRESIONES ALICIA
PERFORACION Y SONDEO ........................   TAMROCK DE MEXICO, S.A .....................................          0.16
PERFORACION Y SONDEO ........................   ATLAS COPCO DE MEXICO, S.A .................................
PERFORACION Y SONDEO ........................   XXXXXXXXXXXXXXXXXXX ........................................          0.71
CONDUCCION Y MEDICION .......................   PROLEC G.E .................................................          0.93
CONDUCCION Y MEDICION .......................   CENTRAL DE INSTALACIONES, S.A ..............................
CONDUCCION Y MEDICION .......................   WESCO, S.A .................................................
CONDUCCION Y MEDICION .......................   SERVIDELTA, S.A ............................................
BANDAS TRANSPORTADORAS ......................   BELT SERVICES, S.A .........................................          0.11
BANDAS TRANSPORTADORAS ......................   SURTIDORA NAL.DE RODAMIENTOS
BANDAS TRANSPORTADORAS ......................   PRODUCTOS Y SERVICIOS IND., S.A ............................
SEGURIDAD Y PROTECCION ......................   DIST.IND.DE SEGURIDAD, S.A .................................          0.69
SEGURIDAD Y PROTECCION ......................   EQUIPOS VS. INCENDIO, S.A ..................................
SEGURIDAD Y PROTECCION ......................   AGA DE MEXICO, S.A .........................................
MADERAS .....................................   HALABE OCHOA CARLOS ........................................          0.37
MADERAS .....................................   MADERERA PATHROS, S.A ......................................
MADERAS .....................................   MADERERIA LOS FRESNOS, S.A .................................
HERRAMIENTA .................................   NUEVO DEPOSITO FERRETERO, SA ...............................          0.35
HERRAMIENTA .................................   LEON WEILL, S.A ............................................
HERRAMIENTA .................................   FERRETERIA LA FRAGUA, S.A ..................................
MANGUERAS Y CONEXIONES ......................   AISPELL PROD.MINEROS, S.A ..................................          0.34
MANGUERAS Y CONEXIONES ......................   EL MIL MANGUERAS, S.A ......................................
MANGUERAS Y CONEXIONES ......................   SURTIDORA NAL.DE RODAMIENTOS
ARTICULOS DE LIMPIEZA .......................   MERCADOTECNIA DE PROD. Y SERV ..............................          0.15
ARTICULOS DE LIMPIEZA .......................   PAPEL ORO, S.A .............................................
ARTICULOS DE LIMPIEZA .......................   EL DELFIN DEL PACIFICO SOC.DE R.L
PRODUCTOS MINEROS ...........................   AISPELL PROD.MINEROS, S.A ..................................          0.11
REFACCIONES CATERPILLAR .....................   TRACSA, S.A ................................................          0.06
REFACCIONES TEREX Y TAMROCK .................   AMECO SERVICES, S.A ........................................          1.53
REFACCIONES TEREX Y TAMROCK .................   XXXXXXXXXXXXXXXXXXX ........................................          0.44
REFACCIONES TAMROCK .........................   TAMROCK DE MEXICO, S.A .....................................          0.24
REFACCIONES INGERSOLD RAND ..................   TRACSA, S.A ................................................          0.07
REFACCIONES INGERSOLD RAND ..................   BARRENACION Y VOLADURAS, SA
REFACCIONES INGERSOLD RAND ..................   AISPELL PROD.MINEROS, S.A ..................................
REFACCIONES CHEVOLET ........................   RICARDO L. GARATE Y CIA. SA CV .............................          0.16
TERRENOS ....................................   VARIOS .....................................................         10


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                               MAIN RAW MATERIALS
                              ANNEX 10 CONSOLIDATED
                                 Final Printing

                                                                                                                          COST
             FOREIGN SUPPLIERS                                    MAIN SUPPLIERS                                       PRODUCTION
                                                                                                                           (%)
---------------------------------------------    ------------------------------------------------------                ----------
EQUIPOS .....................................    -COOPER ENERGY SERVICES INC .................                              11.17
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -FLOWSERVE
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -BARCKET GREEN
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -ABB, CC, SENTRI
XXXXXXXXXXXXXXXXXXXXXXXX ....................    ALSTHOM
EQUIPOS MECANICOS ...........................    -FLOWSERVE ..................................                  NO ..        6.86
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -CERREY - CUTTLER
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -PROLEC GE
XXXXXXXXXXXXXXXXXXXXXXXX ....................    DELTA UNIBUS -GEA
MATERIALES Y EQUIPO ELECTRICO ...............    XXXXXXXXXXXXXXXXXXXXXXXX ....................                               0.39
TABLEROS DE CONTROL .........................    -INTERSERV. INTERNATIONAL SERV ..............
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -WHOLESALE ELECTRIC SUPLY
ACERO DE REFUERZO ...........................    -NIPPON STEEL CORPORATION Co. ...............                  NO ..        0.15
INSTRUMENTACION .............................    -EQUIPOS Y SERVICIOS VICA, S.A. DE C.V ......                  NO ..        0.75
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -SWECOMEX
TUBERIA, VALVULAS Y ACCESORIOS ..............    -TUBE AMERICA INC. ..........................                  NO ..        5.12
DE ACERO ....................................    -VFP INTERNATIONAL
XXXXXXXXXXXXXXXXXXXXXXXX ....................    AMPO S. COOP ................................
TUBERIA Y CONEXIONES ........................    -TUBE AMERICA INC. ..........................                  NO ..        2.97
XXXXXXXXXXXXXXXXXXXXXXXX ....................    - PRINCE BROTHERS
XXXXXXXXXXXXXXXXXXXXXXXX ....................    - R.O.T. INC ................................
TUBERIA DE ACERO AL CARBON ..................    -PIPING TECNOLOGY ...........................                               0.09
XXXXXXXXXXXXXXXXXXXXXXXX ....................    -CORPAC .....................................                               3.44
VALVULAS DE SECCIONAMIENTO ..................    -BRAY VALVS .................................                               0.04
XXXXXXXXXXXXXXXXXXXXXXXX ....................    ANIXTER, INC ................................                               0.61
VALVULAS DE CONTROL TIPO MARIPOSA ...........    -ADAMS VALS .................................                               0.31
PAQUETE DE ACONDICIONAMIENTO ................    -INTAGRATED FLOW SOLUTIONS ..................                               0.21
TUBERIA Y CONEXIONES ESPECIALES .............    -TUBE AMERICA ...............................                               2.51
BRIDAS DE ACERO AL CARBON ...................    -PREMIER MATERIALS INC ......................                               0.99
CENTRO DE CONTROL DE MOTORES ................    -EATON ......................................                               0.04
TABLERO DE CONTROL DE POZO E INTERFASES .....    -W INDUSTRIES ...............................                               0.57
EQUIPOS DE CONTRAINCENDIO ...................    -INTERNATIONAL FLOW SOLUTIONS ...............                               0.39
SISTEMAS DE DETECCION Y ALARMAS .............    -TEXAS, SAFETY & INDUSTRIAL .................                               0.45
IR-203 RUBSTRIPS (3658MM) ...................    -DMI INTERNATIONAL ..........................                               0.68
ANODOS DE SACRIFICIO ........................    GALVOTEC ....................................                              -0.01
VALVULA DE BRONCE ...........................    INTERSERV INTERNATIONAL SERV ................                               0.01
TUBERIA PARA CAMISAS DE BOMBAS ..............    J.D. FIELDS & COMPANY INC ...................                               0.48
CONECT. Y ACCESORIOS TUBING .................    HOKE INC ....................................                               0.11
JUNTA MONOBLOCK .............................    NUOVA GIUNGAS SRL ...........................                               0.07
OLETS .......................................    INTERMETALS COMPANY .........................                               0.01
FLETES ......................................    R&G TRANSPORT ...............................                               0.1
XXXXXXXXXXXXXXXXXXXXXXXX ....................    CAMHSTAR ....................................                               0.01
XXXXXXXXXXXXXXXXXXXXXXXX ....................    APOYO LOGISTICO .............................                               0.01
EQUIPOS INDUSTRIALES ........................    INDUSTRIAL POWEL ............................                               0.16
XXXXXXXXXXXXXXXXXXXXXXXX ....................    AG INDUSTRIAL SUPPLY ........................                               0.05
XXXXXXXXXXXXXXXXXXXXXXXX ....................    SIEMENS AIRFIELD SOLUTION INC ...............                               2.92
XXXXXXXXXXXXXXXXXXXXXXXX ....................    LUMEN EQUIPO ELECTRICO IND ..................                               0.41
XXXXXXXXXXXXXXXXXXXXXXXX ....................    KSYLINE STEEL LLC ...........................                               0.17
XXXXXXXXXXXXXXXXXXXXXXXX ....................    ACCUTRONICS, ING ............................                               0.15
MATERIALES PARA OBRA ........................    DURHAN GEO ENTERPRISES SLOP .................                               0.71
REFACCIONES TELSMITH ........................    PANEXUS CORPORATION .........................                               0.44


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                           DOMESTIC SELLS CONSOLIDATED
                                 Final Printing

                         TOTAL PRODUCTION               NET SALES
                       --------------------       ---------------------          SHARE                                  MAIN
 MAIN PRODUCTOS        VOLUME       AMOUNT        VOLUME       AMOUNT             (%)         TRADEMARKS             COSTUMERS
---------------------  ---------------------      ---------------------          -----        ----------        -------------------
CONSTRUCTION ........            9,050,057                  10,108,987                                         CFE,PEMEX.PUBLIC
REAL ESTATE .........              716,231                     825,344                                         PUBLIC
CONCESIONARIES ......               53,360                     116,344                                         STATE GOVERNMENT
T O T A L ...........            9,819,648                  11,050,675



                                    ANNEX 11

                           FOREING SELLS CONSOLIDATED
                                 Final Printing

  MAIN PRODUCTS          TOTAL PRODUCTION                NET SALES
---------------------  --------------------       ---------------------                                                    MAIN
                       VOLUME       AMOUNT        VOLUME         AMOUNT       DESTINATION                TRADEMARKS     COSTUMERS
                       --------------------       ----------------------   ------------------------      ----------     ---------
CONSTRUCTION ........      --           --            --      1,830,840    SPAIN AND LATINOAMERICAN           --         VARIOUS
CONCESIONS...........      --           --            --        163,938    LATINOAMERICA                      --         PANAMA
                                                              ---------
T O T A L ...........      --           --            --      1,994,778



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                   QUARTER: 3 YEAR: 2005
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.


 Foreign currency transactions and translation of financial statements of foreign operations. (Relative Bulletin B-15)
                                    ANNEX 14
                                  CONSOLIDATED
                                 Final Printing



THE AMOUNT FOR THE EXCHANGE DIFFERENCES GENERATED BY THE TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES FROM JANUARY TO DECEMBER 2004 IS Ps.(96,499) AND THE ACUMMULATED AMMOUNT AT DECEMBER 31, 2004 IS Ps. 245,536.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 3 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.
                                  CONSOLIDATED

                                 Final Printing
                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

                                               NUMBER OF SHARES
                       --------------------------------------------------------------           CAPITAL STOCK
                                 PORTION                                                     (Thousands of Pesos)
              VALID    -------------------------------                                      ----------------------
SERIES        CUPON       FIXED           VARIABLE         MEXICAN      SUSCRIPTION FREE     FIXED       VARIABLE
-------      -------   ------------     -------------    -----------    ----------------    --------    ----------
1/5            6        282,506,196     2,133,256,499    282,506,196     2,133,256,499      480,713     5,147,381
TOTAL                   282,506,196     2,133,256,499    282,506,196     2,133,256,499      480,713     5,147,381



TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF
 SENDING THE INFORMATION: 2,415,762,695


                       REPURCHASED OWN SHARES
--------------------------------------------------------------------------------
                   NUMBER OF                   MARKET VALUE OF THE SHARE
    SERIES           SHARES                          AT QUARTER
-----------        ---------                  ----------------------------
        0               0                             Ps.4.11